File No. 70-9787

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ------------------------------------------------

                                 AMENDMENT NO. 3
                                       TO
                                    FORM U-1
                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                ------------------------------------------------
  Emera Incorporated                              Bangor Hydro-Electric Company
Nova Scotia Power Inc.                                 Bangor Var Co., Inc.
     P.O. Box 910                                        33 State Street
 Halifax, Nova Scotia                                  Bangor, Maine 04401
        Canada
        B3J2W5

                             Emera US Holdings Inc.
                                BHE Holdings Inc.
                               1209 Orange Street
                        New Castle, Wilmington, DE 19801
                ------------------------------------------------
                                 Not applicable
                (Name of top registered holding company parent of
                          each applicant or declarant)
                ------------------------------------------------

           Richard J. Smith                        Frederick S. Samp
Corporate Secretary and General Counsel      Vice President - Finance & Law
              Emera Inc.                     Bangor Hydro-Electric Company
             P.O. Box 910                             P.O. Box 932
         Halifax, Nova Scotia                       33 State Street
                Canada                            Bangor, Maine 04401
                B3J2W5

                 -----------------------------------------------
                     (Name and address of agent for service)

     The Commission is requested to send copies of all notices, orders and communications in connection with this application to:


William S. Lamb                             David P. Falck
Markian Melnyk                              Pillsbury Winthrop LLP
LeBoeuf, Lamb, Greene & MacRae, L.L.P.      One Battery Park Plaza
125 West 55th Street                        New York, N.Y. 10004-1490
New York, N.Y.  10019-5389

                                TABLE OF CONTENTS


ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS...................................1
   A.    Introduction..........................................................1
   B.    Description of the Companies..........................................1
          1.      Emera........................................................1
          2.      BHE..........................................................7
   C.    The Proposed Transaction.............................................10
   D.    Utility Regulation...................................................11
          1.      Divestiture of Generation Assets............................12
          2.      Divestiture of Rights to Capacity and Energy................15
          3.      Standard Offer Service......................................16
          4.      BHE's Ongoing Electric Utility Function.....................18
          5.      Intermediate Holding Companies..............................19
          6.      Financing the Merger........................................20
          7.      Management and Operations of BHE Following the Merger.......21
   E.    Financing the Emera Registered Holding Company System................21
          1.      Summary of Financing Authorization Requested................22
          2.      Parameters for Financing Authorization......................23
          3.      Use of Proceeds.............................................24
          4.      Description of Emera's Existing Capital Structure...........24
          5.      Description of Proposed Financing Program...................26
                  a.  Emera's External Financing..............................26
                  b.  Common Stock............................................26
                  c.  Preferred Stock.........................................28
                  d.  Long-Term Debt..........................................29
                  e.  Short-Term Debt.........................................30
                  f.  Hedges and Interest Rate Risk Management................30
                  g.  Guarantees..............................................32
                  h.  Subsidiary Financing....................................33
                  i.  Changes in Capital Stock of Wholly-Owned Subsidiaries...39
                  j.  Payment of Dividends Out of Capital or Unearned Surplus.40
                  k.  Financing Entities......................................44
                  l.  Tax Allocation Agreement................................44
                  m. Direct Stock Purchase and Dividend Reinvestment Plan, Incentive Compensation Plans and other Employee
                      Benefit Plans...........................................45
   F.    Intra-System Service Transactions....................................46
          1.      Emera Services..............................................46
   G.    Nonutility Reorganizations...........................................52
   H.    Canadian Energy Related Subsidiaries.................................54
   I.    EWG and FUCO Investments.............................................59
   J.    Reporting............................................................69

ITEM 2. FEES, COMMISSIONS AND EXPENSES........................................71

ITEM 3. APPLICABLE STATUTORY PROVISIONS.......................................71
   A.    Applicable Provisions................................................71
   B.    Legal Analysis.......................................................72
          1.      Section 10(b)(1)............................................77
                  a.       Interlocking Relationships.........................77
                  b.       Concentration of Control...........................79
          2.      Section 10(b)(2)............................................80
          3.      Section 10(b)(3)............................................81
          4.      Section 10(c)(1)............................................82
          5.      Section 10(c)(2)............................................92
          6.      Section 10(f)...............................................96
          7.      Intermediate Holding Companies.............................100
          8.      Financing the Emera System.................................102

ITEM 4. REGULATORY APPROVALS.................................................104

ITEM 5. PROCEDURE............................................................105

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS....................................105

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS..............................109

     This pre-effective Amendment No. 3 replaces and revises the Form U-1 Application-Declaration in this proceeding, originally filed in File No. 70-9787 on November 6, 2000, in its entirety, except that it does not replace exhibits previously filed.

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

     A.   Introduction.

     Emera Incorporated ("Emera") is seeking approval under the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act") in connection with its acquisition of the outstanding common stock of Bangor Hydro-Electric Company ("BHE") and its public-utility subsidiary companies (the "Merger"). Emera will register as a holding company under the Act after completion of the Merger./1/ Consequently, Emera also requests financing, affiliate transaction and other authorizations necessary to operate a registered holding company system in accordance with the Act.

     B.   Description of the Companies

          1.   Emera

     Emera is a corporation that was formed under the laws of the Province of Nova Scotia, Canada in 1998. Emera's common stock is listed and traded on the Toronto Stock Exchange ("TSE"). The securities commissions of each of the provinces of Canada regulate securities issuances by Emera and Emera is also subject to the rules and regulations of the TSE. Emera's public disclosure documents such as annual reports and proxy statements are available on SEDAR, an electronic document management system

----------
/1/ In connection with the Merger, Emera has organized two companies, Emera US Holdings Inc. ("Emera USH") and BHE Holdings Inc. ("BHEH") to hold Emera's interest in BHE. Emera USH is a wholly-owned direct subsidiary of Emera and BHEH is a wholly-owned direct subsidiary of Emera USH. Emera USH and BHEH will register under the Act upon consummation of the Merger and they are applicants under this Application. A subsidiary of BHEH, Acquisition Co. No. 2 ("Acq. Co. 2"), will be formed to merge with and into BHE. Acq. Co. 2 is not an applicant because it does not survive the Merger.

like EDGAR, that is administered by the Canadian Securities Administrators, an association of the provincial securities commissions.

     Emera is the parent of Nova Scotia Power Inc. ("NSPI"), a Canadian electric utility company that owns and operates a vertically integrated electric utility system in Nova Scotia. NSPI serves 440,000 customers in Nova Scotia with 2,183 MW of generating capacity, approximately 5,200 km of transmission lines, 24,000 km of distribution lines, associated substations and other facilities. NSPI has no retail gas distribution facilities.

     NSPI's electric generation, transmission and distribution facilities are located exclusively within Nova Scotia. The transmission assets are used primarily to transmit power within Nova Scotia and, on a limited basis, to transmit power for sale to customers in New Brunswick and beyond./2/

     In 2000, NSPI generated 11,432 GWh of electricity and sold 10,656 GWh./3/ Of the amount sold, 10,475 GWh was consumed in the province of Nova Scotia and 181 GWh was exported using the international lines of New Brunswick Power Corporation ("NB Power")./4/ NB Power's principal interconnection with the U.S. is with the transmission facilities of Maine Electric Power Company, Inc. ("MEPCO"), in which BHE has a minority interest. At present, NSPI is not authorized to transmit power and energy within the U.S., and accordingly, all purchasers of energy from NSPI purchase the energy within Canada or for export by the purchaser across the international border for transmission via ISO-New England facilities. In connection with the proposed Merger,

----------
/2/ Under permits issued by Canada's National Energy Board ("NEB"), NSPI may export energy over any international power line originating in New Brunswick or Quebec. NSPI's permits expire on July 9, 2008. The permits authorize a total of 1200 GWh of energy export in any 12 month period.

/3/ The difference between the amount generated and sold is accounted for principally by internal consumption and line losses.

/4/ NB Power, a Crown Corporation of the Province of New Brunswick established in 1920 with a legislated mandate to serve the electricity needs of the Province of New Brunswick, is Atlantic Canada's largest electric utility. NB Power is not affiliated with Emera.

Emera has undertaken that NSPI will qualify for exemption as a foreign utility company or "FUCO" within the meaning of Section 33 of the Act./5/ NSPI's compliance with the standards of Section 33 of the Act is discussed infra at
Item 3.B.

     For the twelve months ending December 31, 2000, Emera had revenues of approximately $604.4 million and NSPI had operating revenues of approximately $548.2 million./6/ As of December 31, 2000, Emera and NSPI had assets of approximately $1,989.0 million and $1,913.3 million, respectively.

     Emera owns directly or indirectly a number of nonutility subsidiaries that are described below. The Emera subsidiaries, including subsequently acquired subsidiaries, but excluding NSPI, are referred to as the "Subsidiaries" in this application. Emera, the Subsidiaries and NSPI are referred to as the "Emera System." The Subsidiaries, excluding BHE, MEPCO, Chester SVC Partnership and Bangor Var Co., Inc., are referred to as the "Nonutility Subsidiaries."

     1. NS Power Services Ltd., a wholly owned subsidiary of Emera, was in the business of providing energy services primarily in Atlantic Canada, including the design, development, installation and investment in cost-effective energy projects for industrial,

----------
/5/ Under the Nova Scotia Power Privatization Act, S.N.S. 1992, C.8, as amended ("Privatization Act"), the assets of Nova Scotia Power Corp., a Crown Corporation of the Province of Nova Scotia, were transferred to NSPI to facilitate the initial public offering of NSPI's common shares. In 1999, NSPI entered into an agreement with Emera, then named NS Power Holdings Inc., to implement an arrangement under the Companies Act (Nova Scotia) whereby Emera acquired all the issued and outstanding common shares of NSPI in exchange for an equal number of Emera common shares (the "Arrangement"). The Nova Scotia Power Reorganization (1998) Act, S.N.S. 1998, C. 19 ("Reorganization Act"), provided statutory authority for the Arrangement and provided that no person other than Emera could hold 15% or more of the common stock of NSPI. Consequently, without further legislation, Emera cannot adopt a corporate structure that places an intermediate FUCO holding company over NSPI and Emera's Canadian nonutility subsidiaries.

/6/ Unless otherwise noted, all amounts presented in the Application are stated in U.S. dollars. An exchange rate of $1 CDN to $0.674 USD is assumed.

commercial, and institutional customers to assist in reducing overall energy consumption. NS Power Services Ltd. is currently inactive.

     1.1. NSP Trigen Inc., is 50% owned by NS Power Services Ltd., and the remainder is owned by a nonaffiliate, 3003252 Nova Scotia Ltd., which is wholly-owned by Trigen Energy Corp. NSP Trigen Inc. was formed to develop district energy and cogeneration in Nova Scotia, New Brunswick, Prince Edward Island, and Newfoundland. NSP Trigen Inc. is currently inactive.

     2. Enercom Inc., a wholly owned subsidiary of Emera, is a holding company for Emera's diversified activities within the energy industry.

     2.1 Emera Fuels Inc. is a wholly owned subsidiary of Enercom Inc. that is engaged in the supply of furnace and fuel oil, lubricants, diesel and gasoline products.

     3. Stellarton Basin Coal Gas Inc. is a wholly owned subsidiary of Emera that was formed to participate in a joint venture to explore and develop methane gas reserves in Nova Scotia.

     4. Strait Energy Inc. is a wholly owned subsidiary of Emera that sells steam energy to one large industrial customer located in Nova Scotia.

     5. 510845 N.B. Inc. is a wholly owned subsidiary of Emera engaged in the provision of utility services, in particular, the supply and maintenance of electric transformers.

     5.1 Cablecom Ltd., is a wholly owned subsidiary of 510845 N.B. Inc. Cablecom Ltd. is engaged in the design and engineering, project management, construction, structured cabling, maintenance and installation of fiber optic and wireless communications applications.

     5.1.1 Fibretek Inc., is a wholly owned subsidiary of Cablecom Ltd that engages in the same activities as its parent.

     6. NSP Pipeline Management Ltd. is a wholly owned subsidiary of Emera that owns a 12.5% interest in Maritimes and Northeast Pipeline Management Ltd.

     6.1 Maritimes and Northeast Pipeline Management Ltd. is 12.5% owned by NSP Pipeline Management Ltd. and the remainder is owned by nonaffiliates.

Maritimes and Northeast Pipeline Management Ltd. is the general partner of, and owns a 0.125% interest in, Maritimes and Northeast Pipeline Limited Partnership. Maritimes and Northeast Pipeline Management Ltd. operates and manages the Canadian portion of the Maritimes and Northeast Pipeline, a natural gas pipeline with its origin in Nova Scotia and its terminus near Boston.

     7. NSP Pipeline Inc. is a wholly owned subsidiary of Emera that owns a 12.375% interest in the Maritimes and Northeast Pipeline Limited Partnership.

     7.1 Maritimes and Northeast Pipeline Limited Partnership is 12.375% owned by NSP Pipeline Inc. and 0.125% owned by Maritimes and Northeast Pipeline Management Ltd. The remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline Limited Partnership owns the Canadian portion of the Maritimes and Northeast Pipeline.

     8. NSP US Holdings Inc. is a wholly owned subsidiary of Emera that indirectly owns a 12.5% interest in Maritimes and Northeast Pipeline L.L.C. through the holding companies identified below.

     8.1 NSP Investments Inc., a wholly owned subsidiary of NSP US Holdings Inc. was established to facilitate the financing of the acquisition of Emera's interest in Maritimes and Northeast Pipeline, L.L.C.

     8.2 Scotia Holdings Inc. is a wholly owned holding company subsidiary of NSP US Holdings Inc.

     8.2.1 Nova Power Holdings Inc. is a wholly owned holding company subsidiary of Scotia Holdings Inc.

     8.2.1.1 Scotia Power U.S. Ltd. is a wholly owned holding company subsidiary of Nova Power Holdings Inc.

     8.2.1.1.1 Maritimes and Northeast Pipeline, L.L.C. is 12.5% owned by Scotia Power U.S. Ltd. and the remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline L.L.C. owns the U.S. portion of the Maritimes and Northeast Pipeline.

     9. 1447585 Ontario Ltd. is a wholly owned subsidiary of Emera that was incorporated in the event it was needed in connection with the acquisition of BHE. 1447585 Ontario Ltd. is inactive and will not be used to effect the Merger.

     10. 3054167 Nova Scotia Ltd. is inactive.

     11. Emera Energy Inc. is a wholly owned holding company subsidiary of Emera with respect to the infrastructure assets associated with the Sable Offshore Energy Project ("SOEP"), a natural gas production facility near Sable Island, Nova Scotia and certain gas storage facilities described below./7/

     11.1 30566567 Nova Scotia Limited is a wholly owned sub-holding company.

     11.1.1 3056568 Nova Scotia Limited is a wholly owned sub-holding company.

     11.1.1.1 Emera Offshore Inc. holds a drilling platform and subsea gathering pipeline associated with the SOEP.

     11.2 Emera Energy U.S. Subsidiary No. 1, Inc. is a wholly owned sub-holding company.

     11.2.1 Emera Energy U.S. Subsidiary No. 2, Inc. is a wholly owned subsidiary that holds a 40% membership interest in Greyhawk Gas Storage Company, L.L.C. ("Greyhawk")

     11.2.1. Greyhawk was formed to design, develop, own and operate high-deliverability, multi-cycle natural gas storage facilities in the Northeast U.S.

     Applicants request that the Commission permit Emera to retain its direct or indirect interests in the Subsidiaries under Sections 9(a)(1), 10 and 11 of the Act. Applicants note that under Rule 16: 1) Maritimes and Northeast Pipeline Management Ltd.; 2) Maritimes and Northeast Pipeline Limited Partnership, and;
3) Maritimes and Northeast Pipeline, L.L.C. (collectively, the "Maritimes Entities"), and; (4) Greyhawk would be exempt from all obligations, duties or liabilities imposed upon them by the Act as a subsidiary or as an affiliate of a registered holding company thereof, as such terms are respectively defined in Sections 2(a)(8)(A) and 2(a)(11) of the Act.

     As required by Rule 16: a) none of the Maritimes Entities or Greyhawk is a public utility company as defined in Section 2(a)(5) of the Act; (b) each of the Maritimes Entities and Greyhawk is or has been organized to engage primarily in the exploration, development, production, manufacture, storage, transportation or supply of natural or synthetic gas;

----------
/7/ See American Electric Power Company, Inc., Holding Co. Act Release No. 26933 (November 2, 1998) (authorizing AEP to acquire energy assets to include, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities).

(c) no more than 50% of the voting securities or other voting interests of each of the Maritimes Entities and Greyhawk would be owned, directly or indirectly, by one or more registered holding companies;/8/ and (d) the acquisition by the registered holding company or subsidiary thereof of the interests in the Maritimes Entities and Greyhawk "has been approved by the Commission pursuant to Sections 9(a)(1) and 10 of the Act and applicable rules thereunder upon a timely application to the Commission." The requirement in item (d) above would be satisfied by the Commission's determination in this Application to permit Emera to retain its interests in the Maritimes Entities and Greyhawk under Section 11(b)(1) of the Act. See AGL Resources, Inc., Holding Co. Act Release No. 27243 (October 5, 2000) (finding the operations of a 25%-owned propane joint venture to be exempt under Rule 16).

          2.   BHE

     BHE is a public utility and holding company currently exempt by order under
Section 3(a)(1) of the 1935 Act./9/ BHE holds a 14.2% equity interest in MEPCO, a Maine utility that owns and operates electric transmission facilities from Wiscasset, Maine to the Maine-New Brunswick border. MEPCO is owned jointly by Central Maine Power Company ("CMP") (78.3%), BHE (14.2%) and Maine Public Service Company (7.5%). In addition, BHE owns a 50% general partnership interest in Chester SVC Partnership ("Chester SVC"), through BHE's wholly-owned subsidiary Bangor Var Co., Inc. ("Bangor Var"). Chester SVC is a single-purpose financing entity formed to own a

----------
/8/ In addition to Emera, the owners of the Maritimes Entities are M&N Management Co., a wholly-owned subsidiary of Duke Energy Corp., Westcoast Energy (U.S.) Inc., a wholly owned subsidiary of Westcoast Energy, Inc. and Mobil Midstream Natural Gas Investments Inc., a wholly-owned subsidiary of Mobil Oil Canada Properties, none of which is associated with a registered holding company. The sole additional member of Greyhawk is Falcon Northeast Holdings, L.L.C., which is not associated with a registered holding company.

/9/ Bangor Hydro-Electric Company, Holding Co. Act Release No. 27094 (Oct. 25,
1999). BHE obtained that order in connection with its acquisition of a 50% interest in Bangor Gas Company LLC ("Bangor Gas"), a start up natural gas system in the Bangor area that the company was developing with Sempra Energy ("Sempra"). BHE has since sold its interest in Bangor Gas to Sempra. Prior to the issuance of the 1999 order, BHE was exempt under Rule 2.

static var compensator, which is electrical equipment that supports the New England Power Pool (NEPOOL)/Hydro Quebec Phase II transmission line.

     By order dated July 12, 1990, the Maine Public Utilities Commission ("MPUC") authorized the creation of Chester SVC and the formation of Bangor Var as a subsidiary of BHE for the single purpose of owning the Chester SVC partnership interest. Bangor Var has no assets other than its Chester SVC interest./10/

     BHE provides the transmission and distribution system for the delivery of electricity to approximately 123,000 Maine customers. For the twelve months ending December 31, 2000, BHE had approximately $212 million of utility operating revenues./11/ As of December 31, 2000 BHE had approximately $532 million in utility assets.

     BHE owns directly or indirectly a number of Nonutility Subsidiaries that are described below.

     1. Bangor Energy Resale, Inc., a wholly owned subsidiary of BHE permits BHE to use a power sales agreement as collateral for a bank loan.

     2. CareTaker, Inc., a wholly owned subsidiary of BHE provides security alarm services.

----------
/10/ Application of Central Maine Power Co., et al, Maine Public Utilities Commission Docket No. 90-100, Stipulation (July 12, 1990).

/11/ As explained infra, under Maine's electric restructuring law, BHE exited the power supply aspect of its traditional utility function as of March 1, 2000. Nonetheless, BHE's revenues for the twelve months ending December 31, 2000 continue to include revenue associated with power supply because (1) BHE had responsibility for power supply until March 1, 2000, so until then BHE's revenues were derived in part from regulated rates that included the costs associated with power supply, and (2) since March 1, 2000, under the direction of the Maine Public Utilities Commission, BHE has been acquiring the power supply to fulfill the MPUC's obligation to provide for "standard offer service", for which the MPUC sets the rate charged to customers. Revenues in 2000 associated with providing the power supply for the standard offer service were approximately $66 million.

     3. East Branch Improvement Company ("EBIC") formerly provided water storage services for hydroelectric facilities. Its dams have been sold and EBIC is now inactive. BHE owns 60% of the common stock of EBIC.

     3.1 Godfrey's Falls Dam Company ("Godfrey's Falls") holds rights that would permit future water storage development in the basin of the East Branch of the Penobscot River. Godfrey's Falls is wholly owned by EBIC and is also inactive.

     3.2 The Sawtelle Brook Dam & Improvement Company ("Sawtelle") controls certain water rights in the basin of the East Branch of the Penobscot River. Sawtelle is wholly owned by EBIC and is also inactive.

     4. The Sebois Dam Company improved the navigation of certain of the Sebois waters entering the Piscataquis River. The Sebois Dam Company is wholly owned by BHE and is also inactive.

     5. The Pleasant River Gulf Improvement Company was engaged in water improvement. It is wholly owned by BHE and is inactive.

     6. Bangor Fiber Company, Inc. owns and leases fiber optic communications cable. It is wholly owned by BHE.

     7. Bangor Line Company constructs and maintains transmission and distribution lines and provides engineering services. It is wholly owned by BHE.

     BHE also holds 7% of the outstanding common stock of Maine Yankee Atomic Power Company ("Maine Yankee"), a company that owns and, prior to its permanent closure in 1997, operated an 880 MW nuclear generating plant in Wiscasset, Maine. Maine Yankee is being decommissioned. Applicants request authorization to retain BHE's interests in the nonutility businesses described above

     BHE is obligated to negotiate in good faith to acquire a 50% interest in a joint venture to develop a second 345 kv transmission line to New Brunswick, Canada, pursuant to a Memorandum of Understanding with Penobscot Hydro, LLC, dated January 5, 1999. See, Exhibit O-1 hereto. The transmission line would connect with BHE's existing transmission facilities. BHE's investment in the joint venture has not been determined at this time but could be approximately $25 million. Applicants request that the Commission reserve jurisdiction over the acquisition of an interest in the joint venture until the record is complete with respect to this matter.

     C.   The Proposed Transaction

     Pursuant to an Agreement and Plan of Merger entered into on June 29, 2000, between Emera and BHE ("Merger Agreement"),/12/ Emera will acquire all of BHE's common shares for $26.50 per share in cash. The total value of consideration that BHE shareholders will receive in the Merger, based on the number of shares of BHE common stock outstanding on March 20, 2001 (7,363,424), is approximately $195 million. BHE will retain its name and continue to serve its customers pursuant to the terms of its existing contracts and state and federal requirements. Neither BHE nor Emera will modify or terminate any existing customer contracts as a result of this transaction.

     The Merger offers substantial benefits to both parties' shareholders and customers. The Merger will allow BHE to become part of a larger organization with greater resources, yet retain its name and identity, continue its historic record of community involvement and support, and continue to promote economic development in the regions it serves. The price to be paid by Emera for each share of BHE's common stock represents a substantial premium above the value of the stock at the time the Merger was announced./13/ Thus, the proposed transaction will benefit BHE's shareholders, customers, and employees, as well as the communities in which they work and live.

     With respect to Emera, this transaction will allow it to continue its strategy of expanding its operations beyond its Nova Scotia base while capitalizing on its experience and expertise in operating electric utility companies.

----------
/12/ The Merger Agreement is incorporated by reference as Exhibit B-1 to this application. In this agreement, Emera is identified by its old name, NS Power Holdings Incorporated.

/13/ The closing price of BHE's common stock on June 29, 2000, the day prior to the Merger announcement, was $15.13 per share.

     Pursuant to the terms of the Merger Agreement, a to-be-formed Emera subsidiary incorporated in the U.S. ("Merger Sub"), will merge with and into BHE, with BHE surviving (the "Surviving Corporation"). The Merger has been approved by BHE's shareholders and Board of Directors, by the MPUC and by the Federal Energy Regulatory Commission ("FERC"). The Merger is expected to occur as soon as all of the remaining conditions to the consummation of the Merger (principally the authorization sought herein) are met or waived. The Merger Parties plan to consummate the Merger in the summer of 2001.

     Under the terms of the Merger Agreement, (i) each outstanding share of common stock of Merger Sub will be converted into one share of common stock of the Surviving Corporation, (ii) each outstanding share of preferred stock of BHE (the "BHE Preferred Stock") will remain outstanding as one share of preferred stock of the Surviving Corporation, and (iii) each outstanding share of common stock of BHE (the "BHE Common Stock") other than Dissenting Shares (as defined in the Merger Agreement) or shares owned by BHE as treasury shares, or by Emera, if any, will be converted into the right to receive $26.50 in cash (the "Per Share Amount"), as such amount may be adjusted in accordance with the Merger Agreement (the "Merger Consideration"). Holders of BHE's warrants outstanding at the effective time of the Merger will thereafter be entitled to receive, upon exercise of each warrant, the Merger Consideration less the exercise price. If the closing of the Merger does not occur on or prior to June 29, 2001, and all conditions to closing have been satisfied or are capable of being satisfied except for the receipt by Emera of (A) the necessary authorizations from the Commission under the 1935 Act, or (B) any other necessary governmental approvals to be obtained by Emera, then the Per Share Amount shall be increased by an amount equal to $0.003 for each day after such date up to and including the day which is one day prior to the closing of the Merger.

     D.   Utility Regulation

     The State of Maine has been a leader in electric industry restructuring. As described below, restructuring has required BHE to exit the former utility function of the provision of power supply for retail consumption. The restructuring law has required

BHE to divest, to the extent practicable, its generation and power supply assets. Thus, under retail choice, which was implemented on March 1, 2000, BHE has largely exited the power supply business./14/

          1.   Divestiture of Generation Assets

     In 1997, legislation was enacted to restructure Maine's electric industry./15/ The Maine Restructuring Act states that "[b]eginning on March 1, 2000, all consumers of electricity have the right to purchase generation services directly from competitive electric providers."/16/ The Maine Restructuring Act required each investor-owned electric utility in Maine to divest all generation assets and generation-related businesses activities on or before March 1, 2000, other than any:

          A. Contract with a qualifying facility, contract with a party other than a qualifying facility or affiliated interest entered into solely for the purpose of restructuring a contract with a qualifying facility or contract with a demand-side management or conservation provider, broker or host;/17/

          B. Ownership interest in a nuclear power plant;/18/

----------
/14/ As a transitional measure, however, pursuant to MPUC orders, BHE has provided standard offer supply service since March 1, 2000, and will continue to do so at least until February 28, 2002.

/15/ "An Act to Restructure the State's Electric Industry," Pub. Law, ch. 316, 35-A M.R.S.A.ss.ss. 3201, et seq. (May 29, 1997) ("Maine Restructuring Act").

/16/ 35-A M.R.S.A.ss. 3202(1).

/17/ The "qualifying facility" exemption recognizes that Maine's utilities have ongoing contracts with nonutility generators entered into under the requirements of the Public Utility Regulatory Policies Act of 1978 and Maine's Small Power Production Act, 35-A M.R.S.A. ss. 3301 et seq. (1999) (repealed effective March 1, 2000), which are not intended to be affected by the Maine Restructuring Act. The utilities are instead required to periodically auction the power supply entitlement under the contracts.

/18/ This exemption recognizes the difficulties associated with divesting nuclear power plant interests. BHE's only interest in a nuclear power plant is its 7% ownership interest in Maine Yankee Atomic Power Company's nuclear plant in Wiscasset, Maine, which has permanently ceased operations and is being decommissioned.

          C. Ownership interest in a facility located outside the United States;/19/ or

          D. Ownership interest in a generation asset that the commission determines is necessary for the utility to perform its obligations as a transmission and distribution utility in an efficient manner./20/

     The MPUC required each investor-owned electric utility to submit a plan to accomplish the required divestiture, which the MPUC reviewed for consistency with the Maine Restructuring Act and issued an order approving or modifying the plan./21/ Each investor-owned electric utility was then required to divest its generation assets in accordance with the MPUC's order and was prohibited from owning or having a financial interest in or otherwise controlling generation or generation-related assets, except as otherwise permitted by the Maine Restructuring Act, on or after March 1, 2000./22/

     Consistent with this requirement, BHE submitted a plan for divesting its generation assets to the MPUC on February 9, 1998. On June 17, 1998, the MPUC approved the plan./23/ Following its approved divestiture plan, BHE engaged in an open bidding process to select a purchaser of its generation assets. BHE selected PP&L Global, Inc. ("PP&L Global"), which purchased the majority of BHE's generating assets. Specifically, BHE sold to PP&L Global: (1) BHE's wholly-owned hydro units/24/ and the expansion rights to those assets; (2) BHE's subsidiary's (Penobscot Hydro Company,

----------
/19/ BHE has no facilities located outside the U.S.

/20/ As discussed infra, BHE has retained ownership of certain diesel-fired generators under this exception. 35-A M.R.S.Ass. 3204(1).

/21/ Id.

/22/ Id.; 35-A M.R.S.A.ss. 3204(5).

/23/ Re Bangor Hydro-Elec. Co., No. 98-114 (Me. P.U.C. June 17, 1998).

/24/ Ellsworth Hydro Project, Howland Hydro Project, Medway Hydro Project., Milford Hydro Project, Orono Hydro Project, Stillwater Hydro Project, and Veazie Hydro Project.

Inc.'s ("PHC")) ownership interest in the partnership known as Bangor-Pacific Hydro Associates, which owns the West Enfield Project; (3) BHE's ownership interest in Wyman Unit No. 4 (8.33% or 51.7 MW); (4) BHE's right, title and interest, subject to a memorandum of understanding, in the work in progress relating to the potential development of a new 345-kV tie-line to New Brunswick;
(5) BHE's rights in the Hydro-Quebec Agreements and Transmission Support Agreements; and (6) BHE's Basin Mills development rights. As part of the sale, BHE also reassigned its 100 MW firm transmission reservation over MEPCO to PP&L Global./25/ By August 27, 1999, the various asset sales to PP&L Global were complete.

     After the asset sale, BHE retained 21 MW of diesel-fired internal combustion units. These facilities consist of 11 units located at BHE's Bar Harbor, Eastport, and Medway plants. BHE was not required to divest its ownership in its units at Bar Harbor and Eastport pursuant to 35-A M.R.S.A. ss. 3204(1) of the Maine Restructuring Act. The MPUC found that "BHE's ownership of its diesel-fired generating units in Bar Harbor and Eastport are necessary for BHE to perform its obligations as a transmission and distribution utility in an efficient manner." The Bar Harbor and Eastport units involve 12 MW in total./26/ The MPUC extended the deadline for divestiture of BHE's diesel-fired generating units in Medway until March 1, 2003. The MPUC found that "extending the divestiture deadline for those units for three years is likely to improve their sale value."/27/

----------
/25/ On March 15, 1999, the Federal Energy Regulatory Commission ("FERC") approved the transfer to PP&L Global of FERC jurisdictional facilities. Bangor Hydro Elec. Co., 86 FERCP. 61,281, clarified, 87 FERCP. 61,057 (1999).

/26/ Re Bangor Hydro-Elec. Co., No. 98-820 (Me. P.U.C. Feb. 3, 1999).

/27/ Id.

          2.   Divestiture of Rights to Capacity and Energy

     The Maine Restructuring Act directed the MPUC to develop rules requiring each investor-owned electric utility after February 28, 2000 to sell rights to capacity and energy from all generation assets and generation-related businesses, including purchased power contracts that are not divested pursuant to the general divestiture requirement./28/ An investor-owned electric utility may keep those rights to capacity and energy that the MPUC determines are necessary for the efficient performance of utility transmission and distribution obligations./29/ The MPUC established rules requiring the sale of remaining capacity and energy from generation assets and generation-related business./30/

     On July 16, 1999, the MPUC approved BHE's proposal to sell 38 MW of its entitlements to generating capacity and associated energy, under existing power purchase contracts between BHE and six individual qualifying facilities./31/ The six contracts reflect all of BHE's rights to capacity and energy remaining at the commencement of retail choice, except for: (1) the output of BHE's 12 MW of diesel-fired units,/32/ and (2) 6 MW of capacity and associated energy from PERC that is

----------
/28/ 35-A M.R.S.A.ss. 3204(4).

/29/ Id.

/30/ Code Me. R. 65-407, Chapter 307.

/31/ Re Bangor Hydro-Elec. Co., No. 99-284 (Me. P.U.C. July 16, 1999). The entitlements sold include 16 MW from BHE's contract with Penobscot Energy Recovery Company ("PERC"), the entire output of the 19.1 MW entitlement in the West Enfield hydro-electric facility, and BHE's entitlement to the output of four small, less than 1 MW hydro-electric projects (Green Lake Hydro, Sebec Hydro, Milo Hydro, and Pumpkin Hill Hydro).

/32/ The MPUC's finding that the Bar Harbor and Eastport diesels were necessary for transmission and distribution efficiency exempts the output from these units from the Chapter 307 bid process. Re Bangor Hydro-Elec. Co., No. 99-602 (Me. P.U.C. Dec. 1, 1999). The MPUC authorized BHE to exclude the output of the Medway diesels from the Chapter 307 bid process. Id.

committed to be sold under a pre-existing agreement to UNITIL Power Corporation ("UNITIL")./33/

     After evaluating the bids received, BHE selected, and the MPUC approved, Morgan Stanley Capital Group, Inc. ("Morgan Stanley") as the winning bidder. On December 3, 1999, the MPUC approved BHE's selection of Morgan Stanley./34/ Pursuant to the contract approved by the MPUC, Morgan Stanley has purchased the 38 MW of entitlements from BHE for a two-year period starting March 1, 2000. Subsequent auctions will take place to establish purchasers after this initial period.

          3.   Standard Offer Service

     Under the Maine Restructuring Act, all consumers of electricity acquired the ability to purchase generation services directly from competitive electricity providers beginning March 1, 2000./35/ Because not all consumers would want or be able to obtain generation services from the competitive market, the Maine Restructuring Act required that "when retail access begins, the Commission shall ensure that standard-offer service is available to all consumers of electricity."/36/ Accordingly, the MPUC has established the terms and conditions for standard offer service as well as the bid process used by the MPUC to select standard offer service providers./37/

     In the event that the MPUC determines that the bids it receives for standard offer service are inadequate or unacceptable, it may require a transmission and distribution utility to provide standard offer

----------
/33/ The MPUC authorized BHE to retain the UNITIL contract concluding that allowing BHE to retain the contract to continue to meet its contractual obligation and to receive the associated revenues will likely provide a greater stranded cost reduction than if BHE divested the contract.

/34/ Re Bangor Hydro-Elec. Co., No. 99-284 (Me. P.U.C. Dec. 3, 1999).

/35/ 35-A.M.R.S.A.ss.3202(1).

/36/ 35-A.M.R.S.A.ss.3212.

/37/ 35-A.M.R.S.A.ss.3212(2). Code Me. R. 65-407, Chapter 301.

service. In doing so, the MPUC must, with full reconciliation, ensure recovery by the utility of all costs of providing standard offer service, including the costs of the supply arrangements, any incremental administrative costs of procuring and managing the purchases and all applicable carrying costs./38/

     On August 2, 1999, the MPUC commenced the bidding for the provision of standard offer service and received proposals in response to its Request for Bids ("RFB"). However, the MPUC rejected the bids received for BHE's service territory because they were not in conformance with the MPUC's rules for standard offer service and the RFB or they were unreasonably high./39/

     The MPUC initiated a second round of bids for standard offer service for BHE's service territory and again rejected all bids submitted in response to the solicitation./40/ The MPUC then directed BHE to provide standard offer service "through wholesale arrangements with suppliers or from the spot market until the Commission acts in the future to designate standard offer providers./41/

     The MPUC set the standard offer service price and required BHE to procure wholesale power to provide standard offer service until March 1, 2001./42/ On February 29, 2000, the MPUC authorized BHE to enter into a one-year wholesale power supply contract with a supplier BHE chose through an offer of solicitation./43/ This contract with NB Power provided approximately 60 percent of BHE's standard offer load requirements. The remainder was obtained through short-term purchases from the NEPOOL market.

     On October 2, 2000, the MPUC issued a Request for Bids to provide standard offer service in BHE's service territory commencing March 1, 2001. Once again, the MPUC rejected all the bids received and terminated the bid process./44/ While

----------
/38/ 35-A.M.R.S.A.ss.3212(2). Code Me. R. 65-407, Chapter 301,ss.8(D)(3).

/39/ Re Bangor Hydro-Elec. Co., NO. 99-111 (Me. P.U.C. Oct. 25, 1999).

/40/ Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Dec. 3, 1999).

/41/ Id.

/42/ Id.

/43/ Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Feb. 29, 2000).

/44/ Re Public Utils. Comm., No. 2000-808 (Me. P.U.C. Oct. 2, 2000).

continuing to entertain price proposals from qualified bidders, the MPUC directed BHE to explore wholesale power supply arrangements as sources for providing standard offer service beginning March 1, 2001.

     By Orders of February 2/45/, 15/46/, 20/47/, 27/48/ and March 1, 2001,/49/
the MPUC designated BHE as the standard offer service provider in its service territory beginning March 1, 2001 and directed BHE to enter into three wholesale power supply contracts in order to serve a portion of that load. To the extent that wholesale contract amounts vary from the amount needed to serve the actual standard offer load, differences are expected to be traded in the NEPOOL spot market. The MPUC also established standard offer prices for the year beginning March 1, 2001.

     The MPUC requires BHE, as the standard service provider, to submit monthly reports of its standard offer costs and collections. Throughout the year, the MPUC reviews BHE's purchases for standard offer service and, where appropriate, it increases or decreases the standard offer service prices for customers in BHE's service territory to cover projected shortfalls or eliminate surpluses./50/

          4.   BHE's Ongoing Electric Utility Function

     Following the divestiture activities described above, BHE now continues in its historic function of the provision of all of the attributes of electric utility service other than power supply as a regulated monopoly in the area it serves. Its rates are regulated by the FERC and the MPUC. BHE may be required by the MPUC from time to

----------
/45/ Id. (Me. P.U.C. Feb. 2, 2001).

/46/ Id. (Me. P.U.C. Feb. 15, 2001).

/47/ Id. (Me. P.U.C. Feb. 20, 2001).

/48/ Id. (Me. P.U.C. Feb. 27, 2001).

/49/ Id. (Me. P.U.C. Mar. 1, 2001).

/50/ Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Feb 29, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. June 15, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. June 23, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me P.U.C. July 20, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Aug. 17, 2000); Re Bangor Hydro-Elec. Co., No. 99-111 (Me. P.U.C. Sept. 21, 2000).

time to acquire power to fulfill the MPUC's obligation to provide standard offer power supply service. When it does so, the MPUC sets the price for standard offer service at a level sufficient to cover the cost of such power supply, and provides for a reconciliation after the fact for under or over recoveries.

          5.   Intermediate Holding Companies

     To effect the Merger, Emera will hold its ownership interest in BHE through two intermediate holding companies ("Intermediate Holding Companies"). The Intermediate Holding Companies allow Emera to structure its BHE ownership interest efficiently from a tax perspective and will not be used to make Emera's capital structure more complex. The Intermediate Holding Companies will be wholly-owned, directly, or indirectly, by Emera and will have no public or private institutional equity or debt holders. The Intermediate Holding Companies will be capitalized with equity and/or debt, all of which will be held directly or indirectly either by Emera or an Intermediate Holding Company. The only utility holdings of the Intermediate Holding Companies will be direct or indirect interests in BHE and its utility subsidiaries.

     In particular, the first Intermediate Holding Company, Emera USH, is a wholly-owned direct subsidiary of Emera. The second, BHEH, is a wholly-owned direct subsidiary of Emera USH./51/ BHEH would own all the issued and outstanding common stock of BHE. BHE will continue to have preferred stock and debt outstanding after the Merger that is held by third parties. All the issued and outstanding common stock of BHEH will be owned by Emera USH.

     Emera also intends to use a wholly-owned special purpose financing entity ("ULC") to provide debt and non-voting preferred stock financing to BHEH for the purpose of partially funding the Merger consideration. Because ULC would not own voting securities of or control the management of BHEH or BHE it would not be a

----------
/51/ Before the Merger, BHEH will form a wholly-owned subsidiary, Acquisition Co. No. 2 that will merge with and into BHE with BHE surviving. Thus, Acquisition Co. No. 2 is not part of the post-Merger corporate structure.

holding company under the Act. The function of each Intermediate Holding Company is further discussed in Exhibit N-1 to the Application.

     Because tax laws and regulations and accounting rules could change in a manner that would require Emera to act quickly to change the Intermediate Holding Company structure to maintain its efficiency, Applicants request that the Commission authorize Emera to reorganize the Intermediate Holding Company structure without seeking prior Commission approval subject to the following conditions: (a) the companies in the Intermediate Holding Company structure would be wholly owned directly or indirectly by Emera; (b) the companies in the Intermediate Holding Company structure would not issue debt or equity to any company outside the Emera group and would not borrow from BHE or its subsidiaries; (c) the changes will not have a material impact on the financial condition or operations of BHE or its subsidiaries or a material adverse effect on Emera, and; (d) the companies in the Intermediate Holding Company structure would be organized in the U.S., Canada, or a country in Europe./52/

          6.   Financing the Merger

     Emera expects to use a combination of its available cash deposits and a credit facility entered into with one or more banks in the amount of up to $225 million to fund the Merger consideration. The credit facility would have a non-revolving term of 364 days and an interest rate of, at the borrower's option, (1) the greater of (i) the Agent's Base Rate Canada, and (ii) the Federal Funds Effective Rate for overnight funds (as published by the Federal Reserve in the U.S.) plus 50 basis points per annum, or (2) the London Interbank Offered Rate ("LIBOR") plus 75 to 90 basis points. Emera expects that this credit facility will be replaced or refinanced with longer-term debt, equity or preferred securities in the future. Applicants' request for financing authorization included infra at Item 1.E., incorporates the debt that will be issued to fund and refinance the Merger.

----------
/52/ See National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) (authorizing National Grid to reorganize intermediate holding company structure to respond to tax law and accounting changes as necessary to maintain an efficient structure).

     The Merger will be accounted for under the purchase method. The excess of the purchase price and assumed liabilities over the value of BHE's assets will be recorded on the books of BHE as goodwill. In accordance with new FASB pronouncements on goodwill, the amortization of goodwill would cease in 2002 and thereafter the goodwill would be subject to an annual impairment test./53/

          7.   Management and Operations of BHE Following the Merger

     Following the Merger, BHE will be operated as a subsidiary of Emera. The President and Chief Operating Officer of BHE after the Merger will be Carroll R. Lee, a resident of Maine and a member of BHE's board. The Merger Agreement requires that when the Merger is consummated the Board of BHE post-merger have at least nine members, with at least four of those being carry-overs from the prior BHE Board of Directors. In particular, Robert S. Briggs, BHE's current President and CEO will continue to serve on BHE's board, as will Carroll Lee, currently BHE's Senior Vice President and Chief Operating Officer, Jane J. Bush and Norman Ledwin. The Emera employees on BHE's board will include David McD. Mann, Emera's President and CEO, Chris Huskilson, Emera's Chief Operating Officer, Liz MacDonald, Emera's Vice President, Human Resources, and Ron Smith, Emera's Senior Vice President and Chief Financial Officer./54/ Consequently, there will be some representation of the new BHE owners on the board and continuity from the pre-Merger board members who continue to serve on the BHE board. The Merger Agreement also provides that BHE's corporate headquarters will be located in Maine for not less than 10 years following the Merger. BHE will also retain local facilities for customer service, maintenance and field work operations.

     E.   Financing the Emera Registered Holding Company System

     Applicants seek Commission authorization of the financing activities of the Emera System for the period beginning with the effective date of an order issued pursuant to this filing and continuing through June 31, 2004 ("Authorization Period").

----------
/53/ See, FASB Statement 142, "Goodwill and Other Intangible Assets."

/54/ The ninth member of the BHE board post-Merger has not been selected.

          1.   Summary of Financing Authorization Requested

     Applicants seek the following Commission authorizations:

a) Emera requests authorization to issue and sell through the Authorization Period up to $3 billion of securities at any time outstanding and to issue guarantees and other forms of credit support in an aggregate amount of $500 million at any time outstanding;

b) Emera requests authority to enter into hedging transactions, including anticipatory hedges, with respect to its indebtedness in order to manage and minimize interest rate costs and to lock-in current interest rates;

c) Emera requests authorization to finance certain of its Nonutility Subsidiaries at a mark up to Emera's cost of funds.

d) The Intermediate Holding Companies request authorization to issue and sell securities to Emera and one another, and to acquire the securities of BHE and other Intermediate Holding Companies.

e) Emera, on behalf of the Subsidiaries, requests authorization to change the terms of any wholly-owned Subsidiary's authorized capital stock capitalization;

f) BHE requests authorization to pay dividends out of capital or unearned surplus;

g) Emera and the Subsidiaries request authorization to acquire the equity securities of one or more special purpose subsidiaries ("Financing Subsidiaries") organized solely to facilitate a financing transaction and to guarantee the securities issued by Financing Subsidiaries.

h) Applicants request that the Commission approve the form of agreement for the allocation of consolidated tax among the associate companies in the U.S. tax filing group;

i) Emera requests that the Commission approve the issuance of up to 5 million shares of common stock under dividend reinvestment and stock-based management incentive and employee benefit plans;

j)   BHE requests authorization to issue and sell short-term debt;

k) Emera requests authorization to invest up to $300 million in certain energy-related companies that are doing business in Canada.

l) Emera requests authorization to issue and sell securities in an aggregate amount of up to $1.5 billion, such amount to be included within the $3 billion overall limit proposed above, for the purpose of financing the acquisition of exempt wholesale generators ("EWGs") and FUCOs.

          2.   Parameters for Financing Authorization

     To assure the continued sound financial structure of the Emera System and because the specific terms and conditions of the financing authorizations requested in this Application are not established at this time, Applicants propose that the following general terms and conditions would apply, where appropriate, to the requested financing authorizations:

a) Investment Grade Credit Rating - Emera commits that all long-term debt and preferred stock issued by Emera to unaffiliated parties under the authority requested in this Application will, when issued, be rated investment grade by a nationally recognized statistical rating organization./55/

b) Minimum Capitalization Ratio - Emera, on a consolidated basis, and BHE, individually, will maintain common stock equity as a percentage of total capitalization of at least 30%.

c) Effective Cost of Money on Borrowings - The effective cost of money on debt financings by Emera under the authorizations requested in this Application will not exceed the competitive market rates available at the time of issuance to companies with comparable credit ratings with respect to debt having similar maturities. The effective cost of money on BHE's short-term debt will not at the time of issuance exceed 300 basis points over the comparable term LIBOR.

d)   Maturity of Debt - The maturity of debt will not exceed 50 years.

----------
/55/ Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB, with some ratings also including a + or - to further differentiate creditworthiness. Moody's uses the ratings Aaa, Aa, A and Baa to denote investment grade long-term debt. Emera's long-term debt is rated BBB+ by Standard & Poor's.

e) Effective Cost of Preferred Stock - The dividend rate on preferred stock or other types of preferred or equity-linked securities will not exceed at the time of issuance the rate generally obtainable for preferred securities having the same or reasonably similar terms and conditions issued by utility holding companies of reasonably comparable credit quality, as determined by competitive capital markets.

f) Issuance Expenses - The underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application would not exceed an amount or percentage of the principal or total amount of the security being issued that would be charged to or paid by other companies with a similar credit rating and credit profile in a comparable arm's-length credit or financing transaction with an unaffiliated person.

g) EWG and FUCO Investments - Emera's "aggregate investment" in EWGs and FUCOs, as defined in Rule 53 under the Act, will not exceed $3.0 billion.

          3.   Use of Proceeds

     The proceeds from the financings authorized by the Commission under this Application will be used for general corporate purposes, including (i) refinancing the Merger-related debt, (ii) financing, in part, investments by and capital expenditures of Emera and its Subsidiaries, (iii) funding future investments in EWGs, FUCOs and Rule 58 Subsidiaries, (iv) repaying, redeeming, refunding or purchasing any securities issued by Emera or any Subsidiary, and
(v) financing the working capital requirements of Emera and its Subsidiaries.

     Applicants represent that no financing proceeds will be used to acquire the securities of any company unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. The proceeds of financing and guarantees used to fund investments in Rule 58 Subsidiaries will be subject to the limitations of that rule.

          4.   Description of Emera's Existing Capital Structure

     As of December 31, 2000, Emera had 87.35 million common shares issued and outstanding. Emera also has a non-controlling minority interest attributable to preferred shares in NSPI that are convertible into Emera common stock. NSPI has issued and outstanding 4.4 million shares of Series C First Preferred Shares ("Series C") that at the option of NSPI may be redeemed on or after April 1, 2009 for a number of shares of Emera common stock determined by dividing $25.00 plus an amount equal to all accrued but undeclared dividends per Series C share up to but excluding the exchange date by the greater of $2.00 and 95% of the weighted average trading price of the Emera shares on the Toronto Stock Exchange for the 20 trading days ending on the last trading day on or before the fourth trading day immediately prior to the time of the exchange ("Market Price"). On or after notice prior to July 1, 2009 or prior to each dividend payment date thereafter the Series C shares will be exchangeable, at the option of the holder, into the number of shares of Emera common stock determined by dividing $25.00 by the greater of $2.00 and the Market Price of the Emera shares at such time, subject to the right of NSPI on not less than 40 days notice prior to the exchange date to redeem such shares for cash or to find substitute purchasers for such shares.

     NSPI has issued and outstanding 5.4 million shares of Series D First Preferred Shares ("Series D") that at the option of NSPI may be redeemed on or after October 15, 2015 for a number of shares of Emera common stock determined by dividing $25.00 plus an amount equal to all accrued but undeclared dividends per Series D share up to but excluding the exchange date by the greater of $2.00 and 95% of the weighted average trading price of the Emera shares on the Toronto Stock Exchange for the 20 trading days ending on the last trading day on or before the fourth trading day immediately prior to the time of the exchange ("Market Price"). On or after notice prior to January 15, 2016 or prior to each dividend payment date thereafter the Series D shares will be exchangeable, at the option of the holder, into the number of shares of Emera common stock determined by dividing $25.00 by the greater of $2.00 and the Market Price of the Emera shares at such time, subject to the right of NSPI on not less than 40 days notice prior to the exchange date to redeem such shares for cash or to find substitute purchasers for such shares.

     Emera has long-term debt composed of debentures and notes payable. All long-term debt instruments are issued under trust indentures at fixed interest rates, and are unsecured. As of December 31, 2000, Emera had an aggregate amount outstanding of $860 million with a weighted average coupon rate of 7.59%. Emera also has short-term debt outstanding consisting of commercial paper, bankers' acceptances and LIBOR loans issued against lines of credit. As of December 31, 2000, Emera had an aggregate amount of short-term debt outstanding of $189.9 million.

          5.   Description of Proposed Financing Program

               a.   Emera's External Financing

     Emera proposes to issue long-term equity and debt securities aggregating not more than $3 billion at any one time outstanding during the Authorization Period./56/ Such securities could include, but would not necessarily be limited to, common stock, preferred stock, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options. Emera may also issue guarantees and enter into interest rate swaps and hedges as described below.

     Emera proposes that the following sublimits would apply, subject to the limit that the aggregate of all securities issuances at any one time outstanding during the Authorization Period would not exceed $3 billion.

------------------------------------------- ---------------------------------
                    Security Type                        Limit
------------------------------------------- ---------------------------------
Common stock and securities convertible               $2 billion
into common stock
------------------------------------------- ---------------------------------
Preferred stock                                       $500 million
------------------------------------------- ---------------------------------
Long-term debt                                        $1.5 billion
------------------------------------------- ---------------------------------
Short-term debt                                       $1.5 billion
------------------------------------------- ---------------------------------

               b.   Common Stock

----------
/56/ The overall limit of $3 billion includes the Merger-related financing.

     Emera requests authorization, during the Authorization Period, to issue and sell from time to time common stock, either: (1) through underwritten public offerings, (2) in private placements, (3) under its dividend reinvestment, stock-based management incentive and employee benefit plans, (4) in exchange for securities or assets being acquired from other companies, and (5) in connection with redemptions of the Series C and Series D shares. Emera also proposes to issue and sell common stock or options, warrants, or other stock purchase rights. Emera may also buy back shares of common stock during the Authorization Period in accordance with Rule 42 under the Act.

     Emera may perform common stock financings pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be made by private negotiation with underwriters, dealers or agents as discussed below or through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

     Emera issues and sells common stock pursuant to its Common Shareholder Dividend Reinvestment Plan and its Employee Common Share Purchase Plan, which provide an opportunity for shareholders and company employees to reinvest dividends and make cash contributions for the purpose of purchasing common shares. Emera also has a stock option plan that grants options to the executive officers of Emera for a maximum term of 10 years. The option price for these shares is the market price of the shares on the day the option is granted. Emera may also buy back shares of such stock or such options during the Authorization Period.

     Emera may seek to acquire securities of companies engaged in energy-related businesses as described in Rule 58, exempt telecommunications companies ("ETCs"), EWGs and FUCOs. These acquisitions may involve the exchange of Emera stock for securities of the company being acquired in order to provide the seller with certain tax advantages. These transactions would be individually negotiated. The Emera common stock to be exchanged may be purchased on the open market under Rule 42, or may be original issue. Original issue stock may be registered or qualified under applicable securities laws or unregistered and subject to resale restrictions. Emera does not intend to engage in any transaction where original issue stock is not registered or qualified while a public offering is being made, other than a public offering pursuant to a compensation, dividend or stock purchase plan, or a public offering of debt.

     The ability to offer stock as consideration may make a transaction more economical for Emera as well as for the seller of the business. For purposes of calculating compliance with the $3 billion external financing limit or applicable equity sublimit, Emera's common stock would be valued at market value based upon the closing price on the day before closing of the sale or based upon average high and low prices for a period of 20 days prior to the closing of the sale.

               c.   Preferred Stock

     Emera may issue preferred stock from time to time during the Authorization Period in accordance with the conditions described in Item 1.E.2 above.. Preferred stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by Emera's board of directors. All such securities will be redeemed no later than 50 years after the issuance thereof. The dividend rate on any series of preferred stock or other preferred securities will not exceed at the time of issuance the rate generally obtainable for preferred securities having the same or reasonably similar terms and conditions issued by utility holding companies of reasonably comparable credit quality, as determined by competitive capital markets. Dividends or distributions on preferred stock or other preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods. Preferred stock or other preferred securities may be convertible or exchangeable into shares of common stock.

     It is common practice for Canadian companies to finance their capital needs through the issuance of preferred stock. Emera has authorization in its Memorandum of Association, filed as Exhibit A-1 hereto, to issue preferred stock. Any issue of preferred stock would provide Emera with the flexibility to forego a dividend if sufficient cash was not available. Consequently, preferred stock can be considered a more flexible instrument from a cash management and financial leverage perspective.

     As a general matter, the dividend obligations of any preferred stock issued by Emera would be satisfied from dividends and other cash flow that Emera receives from its subsidiaries, including NSPI, BHE and Emera's Nonutility Subsidiaries. As with the issuance of debt securities, Emera believes that a restriction against parent-level preferred stock would be an unreasonable financial burden that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with Emera's ability to implement an optimal capital structure for its business. Prior to issuing preferred stock, debt or equity, Emera will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets. Exhibit FS-5 includes cash flow projections for Emera through 2003. The projections demonstrate that Emera has the financial capacity to issue preferred securities.

               d.   Long-Term Debt

     Emera proposes to issue long-term unsecured debt in accordance with the conditions described in Item 1.E.2 above. Any long-term debt security would have the maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as Emera may determine at the time of issuance. The request for authorization for Emera to issue long-term debt securities is consistent with authorization that the Commission has granted to other registered holding companies. See Southern Co., Holding Co. Act Release No. 27134 (February 9,
2000) ; Columbia Energy Group, Holding Co. Act Release No. 27035 (June 8, 1999).

     Emera believes that a restriction against parent-level debt would be a unreasonable financial burden that is not necessary or appropriate in the public interest or for the protection of investors or consumers because it may interfere with Emera's ability to implement an optimal capital structure for its business. Prior to issuing debt, preferred securities or equity, Emera will evaluate the relevant financial implications of the issuance, including without limit, the cost of capital, and select the security that provides the most efficient capital structure consistent with sound financial practices and the capital markets.

               e.   Short-Term Debt

     Emera requests authorization to issue short-term debt including, but not limited to, institutional borrowings, commercial paper and bid notes. Issuance of short-term debt will be in accordance with the conditions described in Item 1.E.2 above. Proceeds of any short-term debt issuance may be used to refund pre-Merger short-term debt and Merger-related debt, and to provide financing for general corporate purposes, working capital requirements and Subsidiary capital expenditures until long-term financing can be obtained.

     Emera may sell commercial paper, from time to time, in established domestic U.S. or European commercial paper markets. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Emera will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

     Emera also proposes to establish bank lines of credit, directly or indirectly through one or more financing subsidiaries. Loans under these lines will have maturities of less than one year from the date of each borrowing. Emera may engage in other types of short-term financing generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and market conditions at the time of issuance.

               f.   Hedges and Interest Rate Risk Management

     Emera requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). Emera would employ Hedging Instruments as a means of prudently managing the risk associated with any of its outstanding debt issued under the authority requested in this application or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt, (iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any Hedging Instrument exceed that of the underlying debt instrument and related interest rate exposure. Thus, Emera will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such Hedging Instrument will closely correspond to the underlying interest rate indices of Emera's debt to which such Hedging Instrument relates. Off-exchange Hedging Instruments would be entered into only with counterparties whose senior debt ratings are investment grade ("Approved Counterparties").

     In addition, Emera requests authorization to enter into Hedging Instruments with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges would only be entered into with Approved Counterparties, and would be used to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. or Canadian Treasury futures contracts, U.S. or Canadian Treasury obligations and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. or Canadian Treasury obligations (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. or Canadian Treasury obligations (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. or Canadian Treasury obligations, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Hedging Instruments may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Emera will determine the optimal structure of each Hedging Instrument transaction at the time of execution.

     Emera will comply with SFAS 133 ("Accounting for Derivatives Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or such other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB") or Canadian GAAP. In addition, Emera will endeavor to qualify these financial instruments for hedge accounting treatment under FASB rules. In the event transactions in financial instruments or products are qualified for hedge accounting treatment under Canadian GAAP, but not under US GAAP, Emera's financial statements filed with the Commission will contain a reconciliation of the difference between the two methods of accounting treatment. No gain or loss on a hedging transaction entered into by Emera or its subsidiaries (except BHE and its subsidiaries) will be allocated to BHE or its subsidiaries, regardless of the accounting treatment accorded to the transaction.

     To the extent such securities are not exempt under Rule 52(a), BHE requests authorization to enter into the transactions described in this Item 1.E.2.f on the same terms applicable to Emera, except that BHE would comply with applicable FASB standards and US GAAP.

               g.   Guarantees

     Emera requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to the obligations of its Subsidiaries as may be appropriate or necessary to enable such Subsidiaries to carry on in the ordinary course of their respective businesses in an aggregate principal amount not to exceed $500 million outstanding at any one time (not taking into account obligations exempt under Rule 45). All debt guaranteed will comply with the conditions in Item 1.E.2. Included in this amount are Guarantees entered into by Emera that were previously issued in favor of its Subsidiaries. The limit on Guarantees is separate from the limit on Emera's external financing. Emera proposes to charge each Subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee. As of December 31, 2000, Emera had no outstanding Guarantees on behalf of Subsidiaries.

               h.   Subsidiary Financing

Market Rate Subsidiaries

     Emera requests authorization to lend funds to certain of its Nonutility Subsidiaries at a mark up to Emera's cost of funds at any time during the Authorization Period without prior Commission authorization. The authorization requested would apply to all Nonutility Subsidiaries except BHE, any of BHE's direct or indirect subsidiaries, or NSPI (the "Market Rate Subsidiaries"). Emera requests such authority principally to allow it to operate its businesses efficiently under Canadian tax regulations.

     The Income Tax Act (Canada) and the Regulations made thereunder (collectively the "ITA") requires borrowed funds be used for the purpose of earning income before it allows a taxpayer a deduction in calculating taxable income, for the interest expense associated with a borrowing. This restriction flows from the fundamental principle in the ITA that each taxable company is a separate and distinct entity for tax purposes. Consequently, Emera must earn income from on-lending its external borrowings to its subsidiaries or Emera will not be permitted a deduction of the related interest expense in calculating its taxable income under the ITA. Each company must independently demonstrate a business purpose for incurring debt. If Emera would be required to on-lend funds to its Market Rate Subsidiaries at cost, Emera would not be eligible, under the rules for computation of taxable income in the ITA and the rules of administrative practice adopted by Canada's Customs and Revenue Agency ("Revenue Canada"), (the administrative body responsible for the administration of the
ITA) for an interest expense deduction on such borrowed funds.

     Because the ITA treats each company as a separate and distinct entity for Canadian income tax purposes, an associated group of Canadian companies also cannot file a consolidated tax return. Therefore, unlike U.S. corporate groups, Canadian groups cannot use losses from affiliated companies to offset income from other companies in the same corporate group. Intercompany loans at market rates may be used where appropriate to adjust taxable income among the group members. The proposed market rate loan authority, therefore, would allow Emera to implement the most economically efficient financial structure given its tax constraints./57/

     Emera would determine the appropriate market rate for loans to each Market Rate Subsidiary in much the same manner practiced by an independent bank. Emera would review the nature of each subsidiary's business, evaluate its capital structure, the particular risks to which it is subject, and generally prevailing market conditions. Emera would also evaluate and take into account information from third parties such as banks that would indicate the prevailing market rates for similar businesses. In particular, Emera will obtain information on the range of rates used by one or more banks for loans to similar businesses. Such independent third-party information would serve as an index against which an appropriate market rate could be determined. Emera would provide its analysis supporting its market-based rate determination to the Commission upon request.

     The Market Rate Subsidiaries would not pass any increased costs on to BHE or its subsidiaries because they would not sell goods or services or lend funds to BHE or its subsidiaries. Emera intends to finance BHE's capital needs at the lowest practical cost. BHE will either finance its capital needs through short, medium and long-term borrowings authorized by the MPUC and exempt under Rule 52(a) or through borrowings from Emera, directly or indirectly through the Intermediate Holding Companies. BHE may also borrow funds from NSPI if NSPI has surplus funds and the

----------
/57/ As discussed infra, although the Intermediate Holding Companies also propose to obtain funding from Emera at market rates they would not transfer any financing markup to BHE because BHE's financing rates would be the lower of Emera's cost of funds, NSPI's cost of funds or BHE's cost of financing independently from third parties. Market rate financing for the Intermediate Holding Company debt establishes a bona fide purpose for the debt and avoids its recharacterization under U.S. tax regulations.

interest rate on the loan would result in a lower cost of borrowing for BHE. All borrowings by BHE from an associate company (including the Intermediate Holding Companies) would be at the lower of Emera's effective cost of capital, NSPI's effective cost of capital (if NSPI is the lender) or BHE's effective cost of capital incurred in a direct borrowing at that time from nonassociates for a comparable term loan./58/ In addition, borrowings by BHE from an associate company would be unsecured, i.e., not backed by the pledge of specific BHE assets as collateral.

----------
/58/ BHE's nonutility subsidiaries will finance their capital needs through the issuance of securities under Rule 52(b).

      The historical borrowing costs of the companies are set forth below.

-----------------------------------------------------------------------------------------------------
                                         Cost of Debt Funds
-----------------------------------------------------------------------------------------------------
                                                 2000                             1999
----------------------------------- -------------------------------- --------------------------------
Emera
----------------------------------- -------------------------------- --------------------------------
         Short-term debt            6.31% - bankers acceptances      5.55% - bankers acceptances
                                    7.18% - LIBOR loans              6.63% - LIBOR loans
----------------------------------- -------------------------------- --------------------------------
         Medium-term debt           N/A                              N/A
----------------------------------- -------------------------------- --------------------------------
         Long-term debt             N/A                              N/A
----------------------------------- -------------------------------- --------------------------------
NSPI
----------------------------------- -------------------------------- --------------------------------
         Short-term debt            5.82%                            5.15%
----------------------------------- -------------------------------- --------------------------------
         Medium-term debt/59/       7.72%                            7.56%
----------------------------------- -------------------------------- --------------------------------
         Long-term debt/60/         7.48%                            7.60%
----------------------------------- -------------------------------- --------------------------------
BHE
----------------------------------- -------------------------------- --------------------------------
         Short-term debt            none issued                      6.7%/61/
----------------------------------- -------------------------------- --------------------------------
         Medium-term debt           Variable rate LIBO + 1.125%,     Variable rate LIBO +
                                    Fixed rate 7.03%                 1.125%-2%, Fixed rate 7.03%
----------------------------------- -------------------------------- --------------------------------
         Long-term debt             Various series 7.3%-10.25%       Various series 7.3%-12.25%
----------------------------------- -------------------------------- --------------------------------

     Emera will report to the Commission in its Rule 24 certificates filed hereunder the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including whether benchmarking or other methods were used to establish the interest rate charged to BHE in connection with the loan.

     The requested authorization to lend funds to certain Nonutility Subsidiaries at a mark up to Emera's cost of funds is not a matter of first impression. In The National Grid Group plc, the Commission did not restrict the intermediate holding companies (i.e., those companies between the top registered holding company and the registered holding company closest to the operating utilities) to issue and sell securities

----------
/59/ Up to 5 years maturity - weighted average coupon rate.

/60/ Greater than 5 years maturity - weighted average coupon rate.

/61/ Weighted daily average annual interest rate.

to their immediate parent companies at rates reflecting the lender's cost of capital. Only borrowings by NEES, the registered holding company closest to the public utility subsidiaries, were required to have a borrowing rate tied to the effective cost of capital of National Grid, the top registered holding company./62/ The financial ring fencing of the NEES group of utility and nonutility subsidiaries adequately protected the investors, consumers and the public. The insulation of the utility subsidiaries made it unnecessary to condition the terms of the securities issued by the intermediate holding companies.

     The application filed by The National Grid Group stated that the additional flexibility promoted the efficiency of the intermediate company structure. "For reasons of economic efficiency, the terms and conditions of any such financings will be on an arm's length basis, except that the interest rates and maturity dates of any debt security issued by NEES to its immediate parent company will be designed to parallel the effective cost of debt capital of National Grid."/63/ National Grid's intermediate company structure was implemented to "avoid the loss of U.K. tax relief for foreign taxes paid on profits repatriated to the U.K., and to minimize taxes on the repatriation of foreign subsidiary profits."/64/

     The Commission also has permitted the issuance of securities by partially-owned subsidiaries of registered holding companies at interest rates that would at least cover the effective cost of capital of the lender. Here again reasonableness, efficiency and a lack of adverse effect on the protected interests under the Act made such relief appropriate./65/ Emera's proposal fully protects BHE and its subsidiaries from being the recipients of any potential increased costs because BHE and its subsidiaries will not borrow or receive services or goods from such nonutility subsidiary companies.

----------
/62/ The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) at E-6.

/63/ The National Grid Group plc, SEC File No. 70-9519, Pre-effective Amendment No. 8 (filed March 15, 2000).

/64/ The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) at 42.

/65/ Entergy Corp., Holding Co. Act Release No. 27039 (June 22, 1999).

     It is notable that, but for the provisions of the Reorganization Act, Emera would have organized NSPI and Emera's Canadian nonutility subsidiaries under a single FUCO holding company./66/ The financing among such FUCO associate companies could then have proceeded at arm's length without the need for Commission authorization under the Act. The Reorganization Act, however, prohibits any person other than Emera from holding 15% or more of the common stock of NSPI and, consequently, Emera could not put an intermediate holding company in place between it and NSPI. The financing flexibility requested herein is merely a request to conduct financing transactions among companies that otherwise would have been part of a FUCO.

Financing BHE's Capital Needs

     The MPUC exercises jurisdiction over the securities issued by BHE with maturities of one year or longer. BHE requests Commission authorization to issue and sell securities with maturities of less than one year. Such short-term debt will not exceed an aggregate amount of $60 million outstanding at any time during the Authorization Period. BHE also requests authorization to guarantee the obligations of its subsidiaries in an aggregate amount not to exceed $30 million. BHE may charge each subsidiary a fee for each guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee.

     NSPI generally may borrow funds at a lower cost of funds than Emera because Emera is structurally subordinated to NSPI with respect to the majority of assets in the Emera group. The concept of structural subordination relates to the priority of claims on any asset (and its implicit cash flow). An Emera creditor's claim on NSPI's assets is subordinate to an NSPI creditor's claim on NSPI's assets. Most of the assets in the Emera system reside with NSPI. Because NSPI can offer creditors a direct claim on its assets rather than the indirect claim that Emera's creditors are offered, NSPI generally finances its capital needs independently of Emera. As a FUCO, NSPI's financing would

----------
/66/ See note 5, supra.

be exempt under Section 33 of the Act unless guaranteed or otherwise supported by the credit of Emera.

Intermediate Holding Company Financing

     Each of the Intermediate Holding Companies also requests authorization to issue and sell securities to the other Intermediate Holding Companies and Emera, and to acquire securities from their respective Intermediate Holding Company subsidiaries and BHE. Each of the Intermediate Holding Companies also seeks authority to issue guarantees and other forms of credit support to direct and indirect Intermediate Holding Company subsidiaries and BHE. In no case would the Intermediate Holding Companies borrow, or receive any extension of credit or indemnity from any of their respective direct or indirect subsidiary companies.

     Each of the Intermediate Holding Companies is intended to function as a financial conduit to facilitate Emera's U.S. investments. For reasons of economic efficiency, the terms and conditions of any Intermediate Holding Company financings will be on an arm's length basis, except as noted above for financings by BHE. The Intermediate Holding Company financing proposed herein would be used to finance the capital requirements of BHE and any exempt or subsequently authorized activity that is hereafter acquired. The Intermediate Holding Company financing will not be used by the Intermediate Holding Companies to carry on business or investment activities within the Intermediate Holding Companies.

               i.   Changes in Capital Stock of Wholly-Owned Subsidiaries

     The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to Emera or other immediate parent company during the Authorization Period pursuant to Rule 52 and/or an order issued in this file is unknown at this time. The proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then authorized capital stock of such Subsidiary. In addition, the Subsidiary may choose to use capital stock with no par value. As needed to accommodate such proposed transactions and to provide for future issues, Applicants request authority to change the terms of any wholly-owned Subsidiary's authorized capital stock capitalization by an amount deemed appropriate by Emera or other intermediate parent company.

     The requested authorization is limited to Emera's wholly-owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by BHE or any other public utility company would be subject to and would only be taken upon the receipt of any necessary approvals by the MPUC or other public utility commission with jurisdiction over the transaction. As noted previously, BHE will maintain, during the Authorization Period, a common equity capitalization of at least 30%. See New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Inc., Holding Co. Act Release No. 26833 (Feb. 26,
1998); Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15,
1999).

               j.   Payment of Dividends Out of Capital or Unearned Surplus

     As a result of the application of the purchase method of accounting to the Merger, the current retained earnings of BHE will be eliminated. In addition, the Merger will give rise to a substantial level of goodwill, the difference between the aggregate values allocated to all identifiable tangible and intangible (non-goodwill) assets on the one hand, and the total consideration to be paid for BHE and the fair value of the liabilities assumed, on the other. In accordance with the Commission's Staff Accounting Bulletin No. 54, Topic 5J, the goodwill will be "pushed down" to BHE and reflected as additional paid-in-capital in its financial statements. The effect of these accounting practices would be to leave BHE without retained earnings, the traditional source of dividend payment, but, nevertheless, a strong balance sheet showing a significant equity level. To allow BHE to pay dividends after the Merger, BHE requests authorization to pay dividends out of additional paid-in-capital and or to repurchase or redeem its common stock held by its associate company parent up to the amount of BHE's pre-Merger retained earnings plus any amortization or write-down of goodwill charged against post-Merger earnings. In no event, however, would dividends paid or share repurchases and redemptions cause BHE's common equity capitalization to fall below 30% of total capitalization.

     The application of "push down" accounting represents a change in the manner of accounting. For FERC and state commission reporting purposes, goodwill will be recorded in BHE's books, however, the original historical basis of BHE's books will not be disturbed. FASB has recently announced new goodwill reporting standards that cease the amortization of goodwill for fiscal years beginning after December 15, 2001. Rather, goodwill will be subject to an annual impairment test requiring write downs of goodwill if the carrying value is less than the fair value of the reporting unit./67/

     In determining whether to permit a registered holding company or subsidiary to pay dividends out of capital surplus, the Commission considers various factors, including: (i) the asset value of the company in relation to its capitalization, (ii) the company's prior earnings, (iii) the company's current earnings in relation to the proposed dividend, and (iv) the company's projected cash position after payment of a dividend. See Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13, 1991) ("EUA"), and The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000). Further, the payment of the dividend must be "appropriate in the public interest." Id., citing Commonwealth & Southern Corporation, 13 S.E.C. 489, 492 (1943).

     In support of its request, BHE asserts that each of the standards of
Section 12(c) of the 1935 Act enunciated in the EUA case are satisfied:

----------
/67/ See, note 53, supra.

     (i) After the Merger, and giving effect to the push down of goodwill, BHE's common equity as a percentage of total capitalization will be at or above 30%; consistent with industry norms.

     (ii) BHE has a favorable history of prior earnings.

     (iii) Applicants anticipate that BHE's cash flow from operations after the Merger will improve. BHE's future earnings projections include amortization of "legacy" assets associated with its restructuring into a pure "wires" company and discussed further below. As BHE collects the revenue associated with these legacy assets, cash flow from operations will improve, generating operating cash in excess of earnings. The legacy revenues produce cash that is free and available for dividend payments because it is derived from BHE's former role as a provider of generation services. Since BHE is no longer in the generation business, it need not reinvest these revenues in generation activities to continue to provide adequate service to customers. Moreover, without removal of this cash from BHE in the form of a dividend or share repurchase BHE's common equity component of its capital structure will grow. The MPUC has prescribed a target common equity component not exceeding 40% of total capital. Applicants request therefore allows it to use dividends or common stock redemptions to maintain BHE's equity level in the 30% to 40% of total capitalization band.

     (iv) The projected cash position of BHE after the Merger will be adequate to meet its operating needs. As of December 31, 2000, BHE had balances of $12.5 million in cash and cash equivalents. The write-down of goodwill, if required, would be a non-cash expense that would not affect the cash flow of BHE. BHE is forecast to have sufficient cash to pay dividends/redemptions in the amounts contemplated./68/

     (v) The proposed dividend payments are in the public interest. BHE is in sound financial condition and, as noted above, the dividend payments/redemptions are consistent with the interest of consumers and investors because they allow the capital structure of BHE to be adjusted to more appropriate levels of debt and equity.

----------
/68/ Exhibit FS-5 to the Application contains cash flow projections for the years 2001 through 2003.

     As explained previously, in 1997, the State of Maine implemented the Restructuring Act to bring retail competition to the sale of electricity. BHE was required to divest its generation under the Restructuring Act and it completed that process in 1999. Retail competition commenced in Maine in March, 2000, and BHE now functions as a transmission and distribution electric utility in this new regulatory paradigm. Nevertheless, BHE continues to have costs related to its legacy supply-related businesses that are recovered in rates.

     In particular, BHE has a regulatory asset that represents the cost BHE incurred in connection with the buy out of above-market power supply contracts and other unamortized generation-related costs, principally from PURPA qualifying facilities. The MPUC has allowed for a five to six year recovery in rates for most of these costs. The recovery for these costs appears in BHE's annual revenues and is labeled "Regulatory Asset Recovery" in the financial projections in Exhibit FS-5. This regulatory asset will be amortized over time and BHE will not invest additional funds to replace it. The regulatory asset is a remnant of BHE's previous structure under the old regulatory scheme and can be properly thought of as a return of capital. As such, the revenue stream associated with the asset is fully distributable since it has no relevance to the current and future business of BHE as a utility.

     Exhibit FS-5 to the Application describes the expected cash flows associated with BHE's operations during the Authorization Period. It also shows the projected amount of cash paid as dividends during that period and the resulting common equity level of BHE. As the exhibit demonstrates, BHE's common equity as a percentage of total capitalization remains above 30% at all times. Emera and BHE commit that in no case would dividends be paid or common stock redeemed if BHE's common stock equity as a percentage of its total capitalization was below 30%. Further, dividends are restricted to pre-Merger retained earnings and earnings post-Merger, adjusted for non-cash goodwill amortizations or writedowns. These restrictions protect the interests of investors, consumers and the general public in soundly capitalized public utility companies and are consistent with prior Commission precedent./69/

               k.   Financing Entities

     Emera and the Subsidiaries seek authorization to organize new corporations, trusts, partnerships or other entities that will facilitate financings by issuing income preferred securities or other securities to third parties. To the extent not exempt under Rule 52, the financing entities also request authorization to issue such securities to third parties. In connection with this method of financing, Emera and the Subsidiaries may: (i) issue debentures or other evidences of unsecured indebtedness to a financing entity in return for the proceeds of the financing; (ii) acquire voting interests or equity securities issued by the financing entity to establish ownership of the financing entity (the equity portion of the entity generally being created through a capital contribution or the purchase of equity securities, ranging from one to three percent of the capitalization of the financing entity), and;
(iii) guarantee a financing entity's obligations in connection with a financing transaction. Emera and the Subsidiaries also request authorization to enter into expense agreements with financing entities to pay the expenses of any such entity. Any amounts issued by a financing entity to a third party under this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included. The authorization sought herein with respect to financing entities is substantially the same as that granted in New Century Energies, Inc., Holding Co. Act Release No. 26750 (Aug. 1, 1997); Conectiv, Holding Co. Act Release No. 26833 (Feb. 26, 1998) and Dominion Resources, Inc., Holding Co. Act Release No. 27112 (Dec. 15, 1999).

               l.   Tax Allocation Agreement

     Applicants ask the Commission to approve the agreement among certain Emera System companies to file a consolidated tax return ("Tax Allocation Agreement"). Approval is necessary because the Tax Allocation Agreement provides for the retention

----------
/69/ The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000).

by Emera USH or BHEH ("US Group Parent"), of certain payments for tax losses that it has incurred, rather than the allocation of such losses to the Subsidiaries in the U.S. tax filing group without payment as would otherwise be required by Rule 45(c)(5).

     In this matter, US Group Parent is seeking to retain the benefit of tax losses that have been generated by it in connection with Merger-related debt only. As a result of the Merger, US Group Parent will be creating tax benefits from the interest expense on Merger-related debt that is non-recourse to BHE and its subsidiaries and unrelated to the financing of subsidiary operations. Because the debt incurred is necessary to finance US Group Parent's investment in BHE, US Group Parent should properly retain the related tax benefits. In addition, the Tax Allocation Agreement will not give rise to the types of problems (e.g., upstream loans) that the Act was intended to address. Compare
Section 12(a) of the Act.

     The Commission has approved a substantially similar tax allocation agreement in The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15, 2000). Applicants have attached the form of the proposed Tax Allocation Agreement among US Group Parent and the Subsidiaries as Exhibit M-1. Applicants request that the Commission reserve jurisdiction over the terms of the Tax Allocation Agreement, pending completion of the record.

               m. Direct Stock Purchase and Dividend Reinvestment Plan, Incentive Compensation Plans and other Employee Benefit Plans

     Emera proposes, from time to time during the Authorization Period to issue and/or acquire in open market transactions or by some other method that complies with applicable law and Commission interpretations then in effect up to 5 million shares of Emera common stock under Emera's dividend reinvestment plan, certain incentive compensation plans and certain other employee benefit plans currently existing or that may be adopted in the future./70/ For example, Emera currently maintains the following

----------
/70/ Emera intends to integrate any BHE stock-based benefit plans into the plans administered by Emera subsequent to the Merger.

stock-based benefit plans for employees: 1) Emera Senior Management Stock Option Plan, which currently has 1,706,109 treasury shares reserved; 2) Emera Common Share Purchase Plan, which currently has 2,000,000 treasury shares reserved; and
3) Emera Dividend Reinvestment Plan. The plans will remain in effect following consummation of the Merger. The plans are described in greater detail in Exhibit J-1 to the Application.

     F.   Intra-System Service Transactions

          1.   Emera Services

     Emera requests authorization to form a service company, Emera Services, to provide a variety of services to the companies in the Emera System. As a general rule, the individual system companies will continue to independently perform certain functions that are most efficiently and effectively provided internally by each company. In contrast, Emera Services will offer system-wide coordination and strategy services, oversight services and other services where economies can be captured by centralization of personnel, equipment, practice and procedures in one organization. Emera Services will also ensure adequate oversight and realize economies of scale by consolidating certain administrative and service functions for the Emera System.

     In particular, Applicants anticipate that the following services may be offered by Emera Services to system companies:

a.       Rates and Regulatory.
         Emera Services may assist the Emera System companies in the analysis of their rate structures and in the formulation of rate policies and advise and assist the Emera System companies in proceedings before regulatory bodies involving the rates and operations of Emera System companies and of other competitors where such rates and operations directly or indirectly affect the Emera System companies.

b.       Internal Auditing.
         Emera Services may conduct periodic audits of administration and accounting processes. Audits would include examinations of service agreements, accounting systems, source documents, allocation methods and billings to assure proper authorization and accounting for services.

c.       Strategic Planning.
         Emera Services may advise and assist system companies with the preparation of strategic business plans and corporate strategies.

d.       External Relations.
         Emera Services may maintain relationships with government policy makers, conduct lobbying activities and provide community relations support.

e.       Transmission and Distribution System Management.
         Emera Services may assist BHE in coordinating the management of its transmission and distribution system to ensure the most efficient provision of services and to capture economies of scale as a larger purchaser in the market. BHE may, however, remain as the contract party under any agreement.

f.       Legal Services, Corporate Secretary, and Risk Management.
         Emera Services may provide various legal services and general legal oversight, as well as corporate secretarial functions for the benefit of Emera System companies. In addition, Emera Services may provide insurance, claims, security, environmental and safety related services.

g.       Marketing.
         Emera Services may assist Emera System companies to develop marketing strategies for product and brand name promotion. Individual Emera System companies may maintain independent marketing personnel to handle the day-to-day details of marketing campaigns.

h.       Financial Services.
         Emera Services may provide various services including corporate tax, treasury, corporate accounting and reporting, general ledger maintenance and all accounting recordkeeping, processing certain accounts such as accounts payable, cash management, and others as may be deemed necessary, hedging policy and oversight, financial planning and rates (for Utility Subsidiaries and other Subsidiaries that interact with regulators or regulated companies). Each Subsidiary may also maintain its own corporate and accounting group and engage Emera Services to provide advice and assistance on accounting matters, including the development of accounting practices, procedures and controls, the preparation and analysis of financial reports and the filing of financial reports with regulatory bodies, on a system-wide basis.

i.       Information Systems and Technology.
         Emera Services may provide the Emera System companies with electronic data processing and telecommunication network services.

j.       Executive.
         Using Emera's executive staff working through Emera Services, Emera Services may assist the Emera System companies in formulating and executing general plans and policies, including operations, issuances of securities, appointment of executive personnel, budgets and financing plans, expansion of services, acquisitions and dispositions of property, public relationships and other related matters.

k.       Investor Relations.
         Emera Services may maintain relationships with the financial community and provide certain shareholder services.

l.       Customer Services.
         Emera Services may provide billing, mailing, remittance processing, call center and customer communication services for customers.

m.       Employee Services.
         Emera Services may offer to assist system companies to develop employee relations policies and programs and to train personnel in a coordinated manner across the Emera System. Each Emera System company may maintain a human resources group to handle the individualized application of policies and programs. Emera Services may also provide payroll services, management of the employee benefit plans, employee communications and mail services.

n.       Engineering.
         Emera Services may provide engineering services for the Emera System companies. These services could include infrastructure expansion and improvements, right-of-way maintenance and acquisition, surveys, mapping, laboratory, and environmental services.

o.       Business Support.
         i.   Power Procurement
         Emera Services may coordinate and procure power supplies on behalf of NSPI and BHE.
         ii.  Purchasing.
         Emera Services may provide procurement services to Emera System companies.
         iii. Facilities Management.
         Emera Services may provide facilities management services for offices owned by Emera System companies.

p.       Other Services.
         Emera Services may provide other services, such as business development, as identified in the services agreement or requested by the Subsidiaries.

     In accordance with the services agreement, services provided by Emera Services will be directly assigned if possible or allocated as necessary by activity, project, program, work order or other appropriate basis. To accomplish this, employees of Emera Services will record transactions using data capture and accounting systems currently in place at Emera as well as new systems to be installed for future use. Costs of Emera Services will be accumulated in accounts and directly assigned if possible or allocated as necessary to the appropriate system company in accordance with the guidelines set forth in the services agreement. It is anticipated that Emera Services will be staffed primarily by transferring personnel from Emera and, to a certain extent, with personnel transferred from NSPI and BHE. Emera Services' accounting and cost allocation methods and procedures would be structured to comply with the Commission's standards for service companies in registered holding company systems. Emera Services' billing system will use the "Uniform System of Accounts for Mutual Service Companies" established by the Commission for holding-company systems, as may be adjusted to use the FERC uniform system of accounts.

     The operations of Emera Services will be coordinated and managed with the objective of maximizing the economical and efficient performance of services for all associate companies in the Emera System. As compensation for services, the services agreement will provide for client companies to pay to Emera Services the cost of such services, computed in accordance with the applicable rules and regulations (including, but not limited to Rules 90 and 91) under the Act and appropriate accounting standards. Where more than one company is involved in or has received benefits from a service performed, the services agreement will provide that client companies will pay their fairly allocated pro rata share in accordance with the methods set out in a schedule to the services agreement. Thus, charges for all services provided by Emera Services to affiliated utility companies, non-utility companies and the holding company will be on an "at cost" basis as determined under Rules 90 and 91 of the Act./71/

     No change in the organization of Emera Services, the type and character of the companies to be serviced, the methods of allocating cost to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until Emera Services shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify Emera Services within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until Emera Services shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.

----------
/71/ NSPI is a public utility company as defined in the Public Utilities Act (Nova Scotia) ("PUA") and is subject to regulation under the PUA by the Nova Scotia Utility and Review Board ("UARB"). The PUA gives the UARB supervisory powers over NSPI's operations and expenditures. The UARB also regulates NSPI's electricity rates and capital structure. The UARB would not regulate the conduct of business by Emera Services.

     Emera will structure the services agreement so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder. Applicants request that the Commission reserve jurisdiction over the authorization of Emera Services until such time as Applicants have submitted the services agreement and policies and procedures manual for Emera Services and such other information necessary to complete the record with respect to the organization and operation of a system services company.

     Emera proposes that, for a limited period of time ending on February 28, 2002 ("Transition Period"), Emera will continue to provide services and sell goods to Emera System companies. Emera will comply with the provisions of Rules 90 and 91 with respect to the performance of services or construction for associate companies at cost./72/ The Transition Period will allow the Emera System to practically and efficiently implement the transition to Emera Services as the principal provider of services to the Emera System. In particular, because Emera Services will need to be organized, implement appropriate accounting and cost tracking systems, test the systems and train employees prior to commencing operations, the Transition Period will allow Emera Services adequate time to perform these tasks. The Transition Period will also allow for the orderly transfer of Emera's personnel to Emera Services for the purpose of staffing its service operations.

     The relief requested here is similar to the relief granted in AGL Resources, Inc., Holding Co. Act Release No. 27243 (October 5, 2000) (AGL Resources authorized to provide services to system companies during a transition period intended to allow for a practical and efficient transition to a centralized and unified service company organization). The proposed Transition Period is a reasonable extension of the 30-day transition period provided in Rule 82(a) and it is justified under Section 13(a) of the Act as a special or unusual circumstance not in the ordinary course of business. In particular, Emera had traditionally performed the service company function for the Emera System but, as a registered holding company, it must now transfer all of these services to a new

----------
/72/ A form of transition services agreement is attached as Exhibit I-2.

entity which must acquire and install appropriate systems and recruit personnel. This is a one-time-only event, not in the ordinary course of business. Further, the Transition Period is necessary and appropriate in the public interest and in the interest of investors and consumers because it allows time to acquire new software and to fully modify existing software systems for the most efficient transition to a centralized service company structure without wasteful expenditures on intermediate, temporary software modifications./73/

     Customers of Emera's utility subsidiaries will not be detrimentally affected by the services provided during the Transition Period since all transactions will comply with the applicable provisions under the Act, including the provisions of Rule 90 thereunder requiring the performance of services on the basis of cost. In no event will Emera provide services to Emera System companies after the Transition Period.

     G.   Nonutility Reorganizations

     Applicants propose to restructure Emera's nonutility holdings from time to time as may be necessary or appropriate in the furtherance of the Emera System's authorized nonutility activities. To that end, Emera requests authorization to acquire, directly or indirectly, the equity securities of one or more intermediate subsidiaries ("Intermediate Subsidiaries") organized exclusively for the purpose of acquiring, financing, and holding the securities of one or more existing or future Nonutility Subsidiaries. Intermediate Subsidiaries may also provide management, administrative, project development, and operating services to such entities.

     Restructuring could involve the acquisition of one or more new special-purpose subsidiaries to acquire and hold direct or indirect interests in any or all of the Emera System's existing or future authorized nonutility businesses. Restructuring could

----------
/73/ Emera will file a post-effective amendment to this Application by November 30, 2001, requesting an order of the Commission by February, 2002 authorizing Emera Services to commence operations as the system service company. The post-effective amendment would include a services agreement, service company policies manual and proposed cost allocation procedures and methodologies.

also involve the transfer of existing subsidiaries, or portions of existing businesses, among the Emera associates and/or the reincorporation of existing subsidiaries in a different jurisdiction. This would enable the Emera System to consolidate similar businesses and to participate effectively in authorized nonutility activities, without the need to apply for or receive additional Commission approval.

     These direct or indirect subsidiaries might be corporations, partnerships, limited liability companies or other entities in which Emera, directly or indirectly, might have a 100% interest, a majority equity or debt position, or a minority debt or equity position. These subsidiaries would engage only in businesses to the extent the Emera System is authorized, whether by statute, rule, regulation or order, to engage in those businesses. Emera does not seek authorization to acquire an interest in any nonassociate company as part of the authority requested in this application and states that the reorganization will not result in the entry by the Emera System into a new, unauthorized line of business.

     The Intermediate Subsidiaries would be organized for the purpose of acquiring, holding and/or financing the acquisition of the securities of or other interest in one or more EWGs, FUCOs, Rule 58 Subsidiaries, ETCs or other non-exempt Nonutility Subsidiaries. Intermediate Subsidiaries may also engage in development activities ("Development Activities") and administrative activities ("Administrative Activities") relating to the permitted businesses of the Nonutility Subsidiaries.

     Development Activities will be limited to due diligence and design review; market studies; preliminary engineering; site inspection; preparation of bid proposals, including, in connection therewith, posting of bid bonds; application for required permits and/or regulatory approvals; acquisition of site options and options on other necessary rights; negotiation and execution of contractual commitments with owners of existing facilities, equipment vendors, construction firms, power purchasers, thermal "hosts," fuel suppliers and other project contractors; negotiation of financing commitments with lenders and other third-party investors; and such other preliminary activities as may be required in connection with the purchase, acquisition, financing or construction of facilities or the acquisition of securities of or interests in new businesses.

Administrative Activities will include ongoing personnel, accounting, engineering, legal, financial, and other support activities necessary to manage Emera's investments in Nonutility Subsidiaries.

     An Intermediate Subsidiary may be organized, among other things, (1) in order to facilitate the making of bids or proposals to develop or acquire an interest in any EWG, FUCO, Rule 58 Subsidiary, ETC or other non-exempt Nonutility Subsidiary; (2) after the award of such a bid proposal, in order to facilitate closing on the purchase or financing of such acquired company; (3) at any time subsequent to the consummation of an acquisition of an interest in any such company in order, among other things, to effect an adjustment in the respective ownership interests in such business held by Emera and non-affiliated investors; (4) to facilitate the sale of ownership interests in one or more acquired nonutility companies; (5) to comply with applicable laws of foreign jurisdictions limiting or otherwise relating to the ownership of domestic companies by foreign nationals; (6) as a part of tax planning in order to limit Emera's exposure to Canadian, U.S. and foreign taxes; (7) to further insulate Emera and its utility subsidiaries from operational or other business risks that may be associated with investments in non-utility companies; or (8) for other lawful business purposes.

     Development Activities will be funded in accordance with Rules 45(b) and 52(b). To the extent that Emera provides funds or guarantees directly or indirectly to an Intermediate Subsidiary that are used for the purpose of making an investment in any EWG or FUCO, or Rule 58 Subsidiary, the amount of such funds or guarantees will be included in Emera's "aggregate investment" in such entities, as calculated in accordance with Rule 53 or Rule 58, as applicable.

     H.   Canadian Energy Related Subsidiaries

     Emera conducts various businesses in Canada that are energy related and retainable nonutility businesses under Section 11 of the Act. These businesses are listed and the basis for their retention discussed in Item 3.B.4, infra. For example, Strait Energy Inc. is a wholly owned subsidiary of Emera that sells steam power. The sale of thermal energy is the type of business that is retainable under the Commission's decision in Exelon Corp., Holding Co. Act Release No. 27265 (October 19, 2000). In that decision the Commission found that an Exelon subsidiary, UT Holdings Inc., a company engaged in district energy systems such as the provision of chilled water, steam and or hot water and related construction and operating services was retainable. The Commission has also authorized registered holding companies to engage in similar energy related nonutility businesses specifically in Canada. The Commission has permitted registered holding companies to market and broker electric energy and other energy commodities in Canada and to provide incidental services such as fuel management, storage and procurement./74/ By analogy, the sale of thermal energy is also retainable under Rule 58(b)(vi), although relief under the rule is not available to Emera on technical grounds because Strait Energy Inc. derives substantially all its revenues from Canadian sources.

     Emera proposes under Sections 9 and 10 of the Act to invest up to $300 million to organize or acquire companies engaged in the nonutility businesses in which Emera is currently engaged and in certain other nonutility energy related businesses specifically described below without obtaining additional Commission authorization under the Act for each individual acquisition. Such businesses would derive substantially all their revenues from Canada or the U.S., or derive revenues from both countries. Emera's investments in its current nonutility subsidiaries would be excluded from the investment limit.

     Emera proposes to provide to the Commission quarterly, in a certificate under Rule 24, the information required by Form U-9C-3 with regard to companies acquired under the authorization provided in this Item 1.H to keep the Commission informed about Emera's investments in such companies.

----------
/74/ See e.g., Southern Energy Inc., Holding Co. Act Release No. 27020 (May 13,
1999); Cinergy Corp., Holding Co. Act Release No. 27393 (May 4, 2001) (authorizing energy management services and consulting services anywhere in the world and commodity brokering and marketing, including electricity, natural gas and other combustible fuels, in Canada and the U.S.)

     The specific nonutility businesses in which Emera proposes to invest include, in addition to its current nonutility businesses:

o energy management services and other energy conservation related businesses,

o    the maintenance and monitoring of utility equipment,

o    the provision of utility related or derived software and services,

o engineering, consulting and technical services, operations and maintenance services,

o brokering and marketing electricity and other energy commodities and providing services such as fuel management, storage and procurement,

o oil and gas exploration, development, production, gathering, transportation, storage, processing and marketing activities, and related or incidental activities.

     Such nonutility businesses have been previously authorized by the Commission for registered holding companies to conduct in Canada or elsewhere outside the U.S. See, e.g., EUA Cogenex Corp., Holding Co. Act Release No. 26741 (July 15, 1997) (authorizing EUA Cogenex Corporation and EUA Cogenex-Canada, Inc., both subsidiaries of the U.S. public utility holding company Eastern Utilities Associates, to organize a Canadian subsidiary engaged in a range of energy conservation-related business activities); Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000) (authorizing retention of Xenergy Canada, Inc., a company providing utility related software services); Cinergy Corp, Holding Co. Act Release No. 26662 (February 7, 1997) (authorizing Cinergy Solutions to market energy-related services on a domestic and international basis).

     The Energy East decision notes that Energy East conducts numerous nonutility activities both within the U.S. and internationally directly or indirectly through XENERGY Enterprises, Inc. ("XENERGY"). The internationally focused subsidiaries of XENERGY include XENERGY International, Inc., a subsidiary specializing in conservation engineering and demand side management in the U.K. and Spain, KENETECH International, a subsidiary specializing in energy management and XENERGY Canada, Inc. a subsidiary that provides software services related to a utility client management system.

     In finding these businesses to be retainable (and presumably qualified for additional investment), the Energy East decision states:

          While these companies would otherwise constitute "energy-related companies" under rule 58, the "activities permitted by [rule 58] are limited to the United States." See rule 58, Exemption of Acquisition By Registered Public Utility Holding Companies of Securities of Nonutility Companies, HCAR No. 26667, n. 146 (Feb. 14, 1997). However, the Commission has approved registered holding company ownership of companies that provide energy-related services on an international basis. See, e.g., Cinergy Corp., HCAR No. 26662 (Feb. 7, 1997) (approving Cinergy Solutions marketing of energy-related services on both a domestic and international basis); Conectiv, Inc., HCAR No. 26832 (Feb. 25, 1998) (approving retention by registered holding company of CDI II, Inc., a Virgin Islands corporation and wholly owned foreign sales subsidiary involved in equity investments in leveraged leases); Northeast Utilities, HCAR Nos. 26335 and 26108 (July 1, 1995 and August 19, 1994, respectively); and Eastern Utilities Associates, HCAR Nos. 26232 and 26135 (Feb. 15, 1995 and Sept. 30, 1994,
          respectively) (authorization to engage in demand side management activities in Canada)./75/

     The Commission has authorized other nonutility businesses in Canada or countries other than the U.S. Such businesses include: (1) Entergy Corp., was authorized to render operations and maintenance services overseas;/76/ (2) Columbia Energy Group, Dominion Resources, Inc., KeySpan Corp. and Alliant Energy Corp. were authorized to engage in Canadian oil and gas exploration, gathering, processing and marketing activities;/77/ (3) NiSource, Inc. was authorized to engage in energy marketing,

----------
/75/ Energy East at Appendix A, n. 11.

/76/ Entergy Corp., Holding Co. Act Release No. 26322 (June 30, 1995).

/77/ The Columbia Gas System, Inc., Holding Co. Act Release No. 17290 (Sept. 27,
1971); The Columbia Gas System, Inc., Holding Co. Act Release No. 18534 (August 16, 1974); The Columbia Energy Group, Holding Co. Act Release No. 26820 (January 23, 1998); Dominion Resources, Inc., Holding Co. Act Release No. 27113 (December 15, 1999); KeySpan Corp., Holding Co. Act Release No. 27271 (November 7, 2000); Alliant Energy Corp., Holding Co. Act Release No. 27344 (February 12, 2001).

energy management services, consulting, and gas and oil development, exploration and production in Canada and to a limited extent outside the U.S., generally./78/

     The Commission's authorization of numerous nonutility activities in Canada indicates that the Commission is satisfied that energy-related nonutility diversification by registered holding companies in Canada is reasonably incidental economically necessary and appropriate to the operations of a registered holding company system. For example, in addition to the cases cited above, the Commission has authorized the Southern Company to broker and market electricity and other energy commodities in Canada and to provide incidental services such as fuel management, storage and procurement./79/ The Commission's order notes that the energy market in the U.S. and Canada has evolved into an integrated market in terms of both physical interconnection and the volume of cross-border electricity and gas sales. It also notes that the FERC has taken actions designed to facilitate energy transactions between the U.S. and Canada. The North American Free Trade Agreement ("NAFTA") also suggests that all markets between the two countries will become more integrated and that companies headquartered in either country will be competing for business in the other.

     In the Southern order the Commission considered the various risks inherent in energy marketing activities. While the risks could be considerable, given the scope and volume of derivatives transactions that are an integral part of the business, the Commission concluded that such risks could be managed through appropriate hedging mechanisms. The risks of energy marketing in Canada were characterized as "virtually the same," with the exception of currency risks.

     Emera's proposal to engage the specifically identified energy related nonutility activities in Canada should be granted. Emera will evaluate and manage the risks of each business prudently. In addition, Emera would not be subject to currency risk since its costs, revenues, liabilities and profits would all generally be denominated in

----------
/78/ NiSource, Inc., Holding Co. Act Release No. 27265 (November 1, 2000).

/79/ Southern Energy Inc.., Holding Co. Act Release No. 27020 (May 13, 1999). See also, Cinergy Corp., Holding Co. Act Release No. 27393 (May 4, 2001).

Canadian dollars. Moreover, Emera commits that it will not attempt to seek higher rates for customers of BHE or its utility subsidiaries to compensate for any possible losses or inadequate returns from the activities of its Canadian nonutility subsidiaries.

     I.   EWG and FUCO Investments

     Emera has adopted a corporate structure that separates its FUCO investment from BHE and its other U.S. utility operations. NSPI and BHE are two separate businesses operated under the supervision of separate local regulators, the UARB and the MPUC, and Emera intends to continue to manage them in a manner that preserves their separate financial strength.

     Although NSPI is generally financially self-supporting, it may be desirable from time to time for Emera to use the proceeds of the financings proposed in this Application, in part, for investments in EWGs and FUCOs, including NSPI. As a practical matter, Emera's future investments in FUCOs are likely to be confined to Canada. Its EWG investments would also generally be limited to the U.S. and Canada. Consequently, the business environment and risks associated with such investments would be familiar to Emera's management and its board. In addition, Emera's extensive experience in the Eastern Canada region, an area that shares many similarities to northern New England, is ideally suited to a combination with BHE. Emera's FUCO investment is, therefore, fundamentally a strength and not a source of weakness or risk to the combined Emera-BHE group.

     Similar to the National Grid/NEES/80/ and the Powergen/LG&E/81/ transactions authorized by the Commission last year, the instant transaction involves a foreign utility holding company that developed first outside the U.S. and only recently has become involved in the U.S. energy industry. Unlike the U.S.-based registered holding companies, Emera has significant "foreign" i.e., Canadian, investment and operating experience. For this reason, it would be inappropriate to limit its ability to continue to invest in Canada based on the level of its pre-registration foreign investment

----------
/80/ National Grid Order.

/81/ PowerGen plc, Holding Co. Act Release No. 27291 (December 6, 2000).

compared to Emera's consolidated retained earnings. A forward-looking view of the appropriate level of investment is most valuable in determining whether the financing proposed in this application will have a substantial adverse effect on the financial integrity of the registered holding company system.

     Under Rule 53, in determining whether to approve the issue or sale of a security by Emera to finance an EWG or FUCO investment, the Commission must consider the circumstances surrounding the proposed issuance. In particular, in connection with the financing of the acquisition of an EWG, or the guarantee of a security of an EWG by Emera, the Commission may not find that the securities issuance is not reasonably adapted to the earning power of Emera or to the security structure of Emera or companies in the Emera System, or that the circumstances are such that a guarantee by Emera of the security of an EWG would create an improper risk for Emera, if the conditions of Rule 53(a) are met and none of the provisions of Rule 53(b) are applicable.

     Emera does not satisfy the conditions of Rule 53(a) because its FUCO investment exceeds 50% of its consolidated retained earnings. As of December 31, 2000, Emera had consolidated retained earnings of $200.4 million and an investment of $644 million in NSPI. Because the conditions of Rule 53(a) are not satisfied, Emera must demonstrate that the proposed issuance of securities is consistent with the standards of Rule 53(c)./82/ In addition, none of the provisions of Rule 53(b) are applicable to Emera.

     Emera requests authorization to issue and sell securities in an aggregate amount of up to $2.0 billion through the Authorization Period, such amount to be included within the $3 billion overall financing limit proposed in Item 1.E.1 above, for the purpose of financing the acquisition of EWGs and FUCOs. As of December 31,

----------
/82/ Emera also does not meet the GAAP books and records requirement in Rule 53(a) but, as discussed infra, it will comply with the other provisions of Rule 53(a), in particular, the reporting requirements, and the limitation on the use of public utility subsidiary employees in the provision of services to EWGs and FUCOs. In accordance with Rule 53(a)(4), Emera provided a copy of this Application to the MPUC on June 22, 2001.

2000, Emera's investment in NSPI was $644 million. Consequently, the additional authorization requested and Emera's current investment in EWGs and FUCOs could result in an aggregate investment of approximately $2.64 billion.

     The proposed issuance and sale of securities meets the standards of Rule 53(c) and should be authorized. The securities issuance will not have a substantial adverse impact upon the financial integrity of the registered holding company system and it will not have an adverse impact on any utility subsidiary of Emera or on the ability of the MPUC to protect the customers of such subsidiaries. The general financing commitments proposed in this Application assure that Emera will remain financially sound, in particular the 30% minimum capitalization standard and the investment grade debt rating standard assure that any securities issued for purposes of financing an EWG or FUCO investment would be consistent with an appropriate capital structure. In addition, BHE has also committed to maintain a minimum 30% equity capitalization ratio. Further, the MPUC has full authority to monitor BHE and its relationship with Emera and to take corrective action should it find that the affiliation has an adverse impact on BHE or its customers. The full extent of the MPUC's authority is discussed infra. See Item 3.B.6.

     To demonstrate the lack of adverse impact on the financial integrity of the Emera registered holding company system and its utility subsidiaries, we first discuss Emera's investment review process. Second, we discuss various financial indicators that demonstrate Emera's financial strength.

The Investment Review Process

     Emera practices a disciplined investment review process to assure that it identifies and minimizes or appropriately mitigates the risks associated with EWG and FUCO activities./83/ Before any project investment would be made, the project would be

----------
/83/ Because many projects will also be debt financed, in some cases on a non-recourse basis, lenders that provide project finance also play a role in critically appraising the financial soundness of a project and its risk profile.

analyzed in detail, including potential exposure to: (1) operational risks,/84/
(2) construction risks,/85/ (3) commercial risks,/86/ (4) financial risks,/87/
(5) foreign currency exchange risks,/88/ (6) legal and regulatory risks/89/ and
(7) country and political risks./90/ The review process would be conducted both at the subsidiary level where the project would be developed and at the Emera level. All projects must be consistent with Emera's broader strategic goals and consistent with Emera's skills and expertise. Individual project plans would be created to evaluate the project "fit" and the potential hurdles or obstacles to success as well as the opportunities presented. All projects must be justified

----------
/84/ Emera focuses on projects where it is familiar with the technological and operational issues that may arise. Emera uses its engineers and outside technical consultants when necessary to evaluate the equipment and the performance thereof involved in a project.

/85/ Contracts to build facilities may contain fixed-price terms, performance milestones, and guarantees backed by liquidated damages provisions to assure timely and proper construction.

/86/ The credit quality of partners, suppliers, purchasers and other parties may be evaluated to assure that they perform under project-related agreements. The markets in the relevant region are studied to confirm the ability of the project to perform profitably in that market.

/87/ Non-recourse financing and appropriate debt levels are selected to match the project capital structure to the project characteristics. For example, a merchant generating plant with a long-term off-take contract may have a debt capitalization in the 70-80% range while a regulated utility acquisition may have less debt as a proportion of total capitalization. Interest rate variability may be addressed through long-term borrowings or interest rate hedges.

/88/ Borrowings may be made in the same currency as the project revenues to match the debt service obligation with the income stream. Revenues could also be indexed to a hard currency to minimize currency risks.

/89/ Regulatory, permitting, environmental, contracting and other risks are identified by counsel with appropriate expertise in the relevant project and jurisdiction.

/90/ Political risks may be addressed through insurance obtained from the Overseas Private Investment Corporation, the Multilateral Investment Guaranty Agency or in the commercial insurance market. The participation of local partners in a project can also help to mitigate political risks.

on business, technical and economic grounds. In addition, projects under development are subject to budget review to monitor the expenditure of development funds./91/

     Once past the initial review stages the project will be subject to additional review by senior Emera management. If the project passes this review, briefing materials for the Emera board of directors will be prepared outlining the key risks and opportunities, as well as the strategic rationale for the proposed investment. The board's review serves as an additional check on the internal evaluation process./92/

     Once a project is selected for investment, management sets clear performance expectations to assure that expenditures for development produce acceptable results. Measures to mitigate risks that to which the project may be subject are further evaluated and implemented. The risk mitigation exercise would also include structuring any project financing so that it does not adversely impact the customers of any public utility companies owned by Emera, including BHE.

     Recently, the Commission proposed new rule 55 relating to the acquisition an ownership of FUCOs by registered holding companies./93/ The proposed rule requires all registered holding companies that would acquire interests in FUCOs to follow substantially the same risk identification and reduction measures described above. If Rule 55 is adopted, Emera would undertake to conform its practices to the rule.

     Proposed Rule 55 also would require that no more than 2% of the employees of the system's domestic public-utility companies render services, at any one time, directly or indirectly, to exempt wholesale generators or foreign utility companies in which the registered holding company, directly or indirectly, holds an interest;

----------
/91/ See e.g., American Electric Power Co., Holding Co. Act Release No. 26864 (April 27, 1998) (discussing a similar project review procedure for EWG and FUCO investments).

/92/ Under proposed Rule 55, the board of directors of a registered holding company must adopt procedures designed to analyze the risks of investing in foreign jurisdictions. If Rule 55 is adopted by the Commission Emera's board will undertake to adopt the required procedures. See Foreign Utility Companies, Holding Co. Act Release No. 27342 (February 1, 2001) (proposing new Rules 55 and 56 and an amendment to Rule 87) (the "Proposed FUCO Rule Release").

/93/ Proposed FUCO Rule Release, supra.

provided, that the Commission has previously approved the rendering of such services./94/ Emera will abide by that restriction and limit the use of the employees of BHE and its public utility subsidiaries accordingly.

     The books and records requirements of proposed Rule 55 also would be followed by Emera, except that as provided in Item 1.J. above, Emera would maintain the books and records of its FUCOs and EWGs that are organized outside the U.S. in accordance with Canadian GAAP and reconcile their financial statements to U.S. GAAP in the manner required by Form 20-F when such statements are provided to the Commission in Emera's filings under Form U5S and Rule 24.

     Emera will also comply with the filing requirements of proposed Rule 55 if and when the rule is adopted.

Indicators of Emera's Financial Strength

     In accordance with Rule 53(c) under the Act, to obtain Commission authorization for EWG and FUCO investments that exceed 50% of the registered holding company's consolidated retained earnings or otherwise fail to qualify for safe harbor treatment under Rule 53(a) the registered holding company must demonstrate that the proposed investments:

     (i) Will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

     (ii) Will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect the subsidiary or its customers.

     In past orders, the Commission has found compliance with Rule 53(c) in several ways. In American Electric Power Co., Inc., the Commission reviewed numerous factors that it found indicative of the registered holding company's financial strength and therefore its ability to support additional EWG and FUCO investments. Those factors included:

----------
/94/ Proposed Rule 55(a)(3).

1. The level of aggregate investment in EWGs and FUCOs as a percentage of the registered holding company's (a) consolidated capitalization, (b) consolidated net utility plant, (c) consolidated assets and (d) market value of outstanding common stock.

2. The history of growth in consolidated retained earnings over the prior three years.

3. A comparison of the registered holding company's consolidated capitalization ratios to the industry ranges for utility holding companies with investment grade debt.

4. A market assessment of the future growth and earnings of Emera, indicated by comparisons of (a) price earnings ratios and (b) market to book ratios to industry averages.

5. The trend in Emera's dividend payout ratio over the recent years as compared to utility industry averages.

6. The non-recourse nature of the financing raised to support EWG and FUCO investments./95/

     As stated earlier, Emera's financial condition is largely attributable to the performance of its single largest asset, the stock of NSPI. For this reason, comparisons of EWG and FUCO size to overall system size, in the manner of American Electric Power Co. ("AEP"), to show that the EWG and FUCO investments are small in relation to the overall system do not provide meaningful information. A modified approach to the AEP method was applied by the Commission in The National Grid Group plc for that very reason./96/ The National Grid system, like Emera, also developed first in a foreign country and its assets and business were predominantly derived from a FUCO subsidiary, National Grid Company. Consequently, the Commission focused on more useful indicators of the overall financial health of the National Grid system and a demonstration of the financial soundness of its principal FUCO asset. We follow the National Grid method of analysis below.

----------
/95/ American Electric Power Co., Holding Co. Act Release No. 26864 (April 27,
1998).

/96/ The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000).

     The Commission's analysis in the National Grid order focused on National Grid's credit rating, the contribution of National Grid Company's operations to National Grid's overall earnings and that none of the conditions in Rule 53(b) existed. In addition, the Commission noted that the lack of risk to U.S. ratepayers is demonstrated by National Grid's commitment to satisfy the various conditions in its financing application./97/ In particular, those conditions are:

     1) That the U.S. utility subsidiaries would be insulated from the direct effects of EWG and FUCO investments because none of the utility subsidiaries would extend its credit or pledge its assets to any EWG or FUCO in which National Grid held an interest. In addition, National Grid committed not to seek recovery in retail rates for any failed investment in, or inadequate returns from, an EWG or FUCO investment;

     2) The credit ratings of National Grid's principal U.S. utility subsidiaries were rated investment grade;

     3) The utility subsidiaries had in place financial facilities that adequately support their operations;

     4) That National Grid has complied with and will continue to comply with Rules 53(a)(3) (regarding the use of utility company employees to provide services to EWGs or FUCOs) and 53(a)(4) (regarding the submission of certain forms and reports to State commissions); and

     5) That National Grid would provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid's FUCO investments on National Grid's financial condition.

     Emera's long-term debt is rated investment grade, BBB+, by Standard & Poor's. Emera's capital structure as of March 31, 2001 also included 39.1% equity, 8.7% preferred stock and 52.2% debt. After the Merger, Emera's pro forma capital structure would be 33.5% equity, 7.8% preferred stock and 58.7% debt. In comparison, National Grid's equity capital was below 30% at the time of its merger with NEES.

----------
/97/ Id. at 62-64.

     Like National Grid Company, NSPI has contributed significantly to Emera's overall earnings. The table below compares the net income of Emera and NSPI over the last 3 years.


                        Emera                         NSPI                   NSPI as % of Emera
                      ($CDN mm)                    ($CDN mm)
As of Dec.     2000     1999      1998      2000      1999      1998      2000      1999      1998
31
Net Income     104.4    100.4     85.4      103.7     100.1     85.4      99.3%     99.7%     100%

The table illustrates that NSPI has a history of stable earnings and that it is Emera's principal subsidiary. Further, none of the conditions in Rule 53(b) exist. Neither Emera nor any of its subsidiaries with assets having a book value exceeding an amount equal to 10% or more of Emera's consolidated retained earnings, has been the subject of a bankruptcy or similar proceeding. The average consolidated retained earnings for the four most recent quarterly periods has not decreased by 10% from the average for the previous four quarterly periods. And lastly, in the previous fiscal year, Emera has not reported operating losses, exceeding 5% of Emera's consolidated retained earnings, attributable to its direct or indirect investments in EWGs and FUCOs.

     As did National Grid, Emera commits to abide by the limits stated in connection with the requested financing authority proposed in the Application. This commitment also reflects Emera's financial strength and its dedication to maintaining such strength. In particular, as discussed in Item 1. E.2. above, Emera commits that all long-term debt issued by Emera to unaffiliated parties under the authority requested in this Application will, when issued, be rated investment grade by a nationally recognized statistical rating organization. Emera also commits that it, on a consolidated basis, and BHE, individually, will maintain common stock equity as a percentage of total capitalization of at least 30%.

     Consistent with National Grid, Emera also commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, an EWG or FUCO investment. In addition, neither BHE nor its subsidiaries will extend their credit or pledge assets to any EWG or FUCO in which Emera owns an interest.

     Furthermore, BHE has adequate financial facilities in place and cash resources available to support its operations. As the discussion regarding BHE's payment of dividends to Emera in Item 1.E.5.j. above demonstrates, BHE will accrue substantial amounts of cash in excess of its financing needs for the next several years. MPUC has also certified that it has adequate authority to protect BHE's ratepayers from any adverse effects that may be associated with Emera's ownership of BHE.

     With regard to compliance with Rules 53(a)(3) and 53(a)(4), Emera commits to abide by those provisions. Emera will restrict the number of BHE employees that it uses in connection with its EWG and FUCO activities. Emera provided a copy of the Form U-1 Application in this matter to the MPUC on June 22, 2001.

     Lastly, the Commission will be able to monitor the effect of Emera's EWG and FUCO investments on its overall financial condition through the comprehensive financial reporting provided to the Commission. Emera will provide NSPI's financial statements and those of any subsequently acquired EWG or FUCO to the Commission semiannually.

     The above facts demonstrate that NSPI is a source of financial strength to the Emera System and are a testament to the Emera management's capable guidance of NSPI over the years. Any future acquired EWG or FUCO would be operated with similar regard for prudent financial practices.

     The market data provided below demonstrates that the securities markets share the view that Emera is financially sound.

-------------------------------- --------------------------------------------------------------------
                                                    Emera's Market to Book Value
-------------------------------- --------------------------------------------------------------------
At:                                 March 31, 2001        December 31, 2000      December 31, 1999
-------------------------------- --------------------- ------------------------ ---------------------
                                        $CDN mm                $CDN mm                $CDN mm
-------------------------------- --------------------- ------------------------ ---------------------
Market value of equity                        1,662.6                  1,545.2               1,254.2
-------------------------------- --------------------- ------------------------ ---------------------
Book value of equity                          1,164.4                    977.6                 942.3
-------------------------------- --------------------- ------------------------ ---------------------
Ratio of market to book value                     1.4                      1.6                   1.3
(times)
-------------------------------- --------------------- ------------------------ ---------------------


-------------------------------- --------------------------------------------------------------------
                                                    Emera's Price/Earnings Ratio
-------------------------------- --------------------------------------------------------------------
At:                              March 31, 2001/98/       December 31, 2000      December 31, 1999
-------------------------------- --------------------- ------------------------ ---------------------
                                         $CDN                   $CDN                    $CDN
-------------------------------- --------------------- ------------------------ ---------------------
Basic earnings per share                         1.12                     1.20                  1.16
-------------------------------- --------------------- ------------------------ ---------------------
Ratio of price to earnings                      15.18                    14.75                 12.41
-------------------------------- --------------------- ------------------------ ---------------------

     Based on all these factors, the Commission should conclude that the standards of Rule 53(c) are satisfied.

     J.   Reporting

     Applicants request an exemption from Rule 26(a)(1) under the Act, regarding the maintenance of financial statements in conformance with Regulation S-X. The exemption would apply only to Emera and its subsidiaries that are organized outside the U.S. Any exempted company would maintain its financial statements in accordance with Canadian GAAP and reconcile such statements to U.S. GAAP in the same manner as required by Form 20-F when such statements are provided to the Commission in Emera's filings on Form U5S and in the Rule 24 certificates proposed below.

     Emera proposes to file certificates under Rule 24 on a semi-annual basis within 60 days of the end of Emera's fiscal year and fiscal second quarter. In addition, annually upon issuance Emera will provide the Commission staff with a copy of its annual report to shareholders and the annual audited consolidated financial statements of BHE in U.S. GAAP with notes. The Rule 24 certificates will contain the following information:

     a. If sales of common stock by Emera are reported, the purchase price per share and the market price per share at the date of the agreement of sale;

     b. The total number of shares of Emera common stock issued or issuable pursuant to options granted during the reporting period under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

----------
/98/ The price/earnings ratio for March 31, 2001 is a twelve-month rolling average.

     c. If Emera common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

     d. If a guarantee is issued during the reporting period, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

     e. The amount and terms of any financings consummated by any Subsidiary utility company that are not exempt under Rule 52. In addition, Emera will report to the Commission the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including the benchmarking method used to establish the interest rate charged to BHE in connection with the loan;

     f. A list of Form U-6B-2 filings with the Commission during the reporting period, including the name of the filing entity and the date of filing;

     g. Consolidated balance sheets as of the end of the reporting period and separate balance sheets as of the end of the reporting period for each company, including Emera, that has engaged in jurisdictional financing transactions during the reporting period;

     h. A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structure of Emera on a consolidated basis, and each public utility subsidiary;

     i. A retained earnings analysis of Emera on a consolidated basis and for each public utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the reporting period;

     j. A list of securities issued by the Intermediate Holding Companies during the reporting period, including the principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified;

     k. Emera's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of Emera's consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period;

     l. The amount and terms of any short-term debt issued by BHE and its subsidiaries;

     m. The amount and terms of any nonexempt financing consummated by a nonutility subsidiary during the reporting period.

     n. The information required by Form U-9C-3 with regard to companies acquired under the authorization provided in Item 1.H, above.

     Emera will also provide the following supplemental information in its annual Form U5S filing:

1. The amount of any income tax credit and/or income tax liability incurred during the previous fiscal year by US Group Parent (a) as a result of any Merger-related debt; and (b) as a result of any other income source or expense;

2. A description of how the income tax credit and/or income tax liability was calculated and allocated to all companies included in the consolidated tax return, showing all of US Group Parent's interest costs and any assumptions used in the calculations;

3. A description of how any Merger-related debt flows through all Intermediate Holding Companies;

4. A description of the amount and character of any payments made by each Intermediate Holding Company to any other Emera system company during the reporting period; and

5. A statement that the allocation of tax credits and liabilities was conducted in accordance with the Tax Allocation Agreement in effect and filed as an exhibit to the Form U5S.


ITEM 2. FEES, COMMISSIONS AND EXPENSES.

     The fees, commissions and expenses to be paid or incurred by Emera, directly or indirectly, in connection with the Merger are estimated to be approximately $4.72 million.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.

     A.   Applicable Provisions

     The acquisition by Emera of the voting securities of BHE and the BHE public-utility subsidiary companies is subject to Sections 9 and 10 of the Act. The retention of the Subsidiaries is subject to Section 11 of the Act. The proposed financing transactions are subject to Sections 6, 7, and 12 of the Act and the proposed establishment of a Emera Services and Emera's transition services arrangements are subject to Section 13 of the Act and Rules 80-93 thereunder.

     B.   Legal Analysis

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person to acquire directly or indirectly any security of any public utility company if such person is an affiliate ... of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." As a result of the Merger, Emera would become an affiliate of three public utility companies: BHE, MEPCO and Chester SVC. NSPI would not be deemed a utility affiliate under the Act.

     As part of its obligations under the Merger Agreement, Emera has committed that NSPI will claim exempt FUCO status. Specifically, Section 7.02(c) of the Merger Agreement provides:

          Parent agrees that . . . each of its non-U.S. public-utility company subsidiaries (and such non-utility subsidiaries or businesses, if any, as Parent determines to place under or within any of such non-U.S. public utility company subsidiaries) shall claim the status of a "foreign utility company" under Section 33 of the 1935 Act.

Emera has made this commitment understanding that NSPI must continue to comply with the requirements of Section 33 of the Act. Emera is, therefore, firmly committed that NSPI's business will be conducted to assure NSPI's eligibility for FUCO status.

     To qualify as a FUCO under Section 33 of the Act:

     (1) NSPI must own or operate facilities that are not located in any state and that are used for the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power;

     (2) NSPI may not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S.;

     (3) Neither NSPI nor any of its subsidiaries may be a public utility company operating in the U.S.; and,

     (4) NSPI must provide notice to the Commission on Form U-57 that it is a FUCO and, to obtain the exemptions provided under the Act, the MPUC must certify to the Commission that it has the authority and resources to protect the ratepayers subject to its jurisdiction and that it intends to exercise its authority. Sections 33(a)(2) and 33(a)(3).

     As demonstrated below, NSPI satisfies each of the criteria of Section 33(a)(2) and 33(a)(3) and is therefore entitled to FUCO status. Moreover, in National Grid, the Commission found that "Section 33 does not expressly bar a FUCO owned by a foreign holding company from claiming FUCO status. Section 33(c)(1) can be read to permit a foreign holding company to qualify its foreign utility operations as a FUCO and to acquire a U.S. utility without regard to the integration of the foreign and domestic utility operations . . . The legislative history is silent as to whether section 33 was intended to be a vehicle for foreign investment in the United States utility industry. We do not believe that Congress silence concerning a foreign company's eligibility to claim FUCO status precludes this result, so long as the company's FUCO status is consistent with the fundamental purpose of the Act to protect consumers and investors."/99/ As discussed in Item 1.I, above, Emera's investment in NSPI and any future-acquired FUCO is consistent with the protection of consumers and investors.

Ownership of Utility Facilities

     NSPI is a vertically integrated utility serving approximately 440,000 customers in Nova Scotia with assets of $1,913.3 million. Its utility assets include 2,183 MW of electric generating capacity, approximately 5,200 km of transmission lines, 24,000 km of distribution lines, associated substations and other facilities. NSPI has no retail gas distribution facilities. NSPI neither owns nor operates utility facilities located in the U.S. and derives none of its income from the generation, transmission or

----------
/99/ The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) at 23.

distribution of electricity for sale, or retail gas distribution, within the U.S. NSPI has no utility or nonutility subsidiaries.

Source of Income

     NSPI's income comes from its utility activities in Nova Scotia. NSPI does not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S. In 2000, NSPI sold 181 GWh of electric energy within Canada or at the Canada/U.S. border to purchasers for consumption in Canada or export to the U.S. These sales used the lines of New Brunswick Power which is interconnected with the transmission facilities of MEPCO, a 14.2% owned BHE subsidiary. At present, NSPI is not authorized to transmit power and energy within the U.S., and accordingly, all purchasers would take title to any energy sold within Canada or at the international border for transmission via ISO-New England facilities./100/

     The sale by NSPI of power at the Canadian border does not cause NSPI to fail to qualify for FUCO status. Sales by NSPI at the Canadian border should be treated as Canadian sales. As Canadian sales, these transactions should not be deemed to involve income from the generation, transmission or distribution of electric energy for sale in the

----------
/100/ Section 402(f) of the Department of Energy Organization Act ("DOE Act") (Pub. L. 95-91) provides that no function which regulates the export or import of electricity shall be within the jurisdiction of the FERC unless the Secretary of Energy assigns such function to the FERC. The DOE supports the FERC's open access and non-discriminatory transmission service initiatives for the development of a more competitive wholesale electricity market and the DOE believes that cross-border trade in energy should be subject to this same policy. Consequently, the Secretary of Energy delegated to the FERC the authority to regulate access to, and the rates, terms, and conditions for, transmission services over permitted international electric transmission facilities to the extent the FERC finds it necessary and appropriate to the public interest. Department of Energy, Notice of Proposed Amendment to Presidential Permits and Export Authorizations and Delegation and Assignment to the Federal Energy Regulatory Commission, 64 Fed. Reg. 40586 (July 27, 1999).

U.S. that would cause NSPI to fail to qualify for exempt FUCO status, so long as the purchaser is not a direct or indirect subsidiary of NSPI.

     Because the sales by NSPI have taken place in Canada, they cannot be deemed to generate income directly from the generation, transmission or distribution of electric energy for sale in the U.S. NSPI commits that it will continue not to derive income directly from the generation, transmission or distribution of electric energy for sale in the U.S.

     With regard to whether NSPI's sales at the border provide it with indirect income from the generation, transmission or distribution of electric energy for sale in the U.S., we note that all sales in the past were made to unaffiliated purchasers. Consequently, NSPI did not receive any income indirectly from these purchasers' subsequent resale of power in the U.S. To assure the Commission that NSPI will continue not to derive income indirectly from the generation, transmission or distribution of electric energy for sale in the U.S., NSPI commits that no direct or indirect subsidiary of NSPI will engage in the generation, transmission or distribution of electric energy for sale in the U.S. In addition, NSPI will not sell power directly or indirectly to a subsidiary, associate or affiliate company for sale in the U.S. and also will not sell power directly or indirectly to a nonaffiliate where the purchaser resells the power in the U.S. under terms controlled by NSPI or its associate or affiliate companies. These commitments preclude NSPI from using any existing or to be acquired Emera subsidiary, associate or affiliate company, or a nonaffiliate, as an intermediary to indirectly effect a sale of power in the U.S.

     We note that the current administration has recently announced energy policies that support increased ties between the U.S. and Canada, including power flows across the border. President Bush's "National Energy Policy: Report of the National Energy Policy Development Group" (dated May 17, 2001) (the "Report"), discusses the importance of Canadian power in U.S. markets. According to the Report, Canadian sources of power "provide important trade and clean air benefits, while allowing both [the U.S. and Canada] to benefit from load sharing and integration." Report at 8-8. The Report also notes that "Longstanding U.S. policy supports a liberalized global energy sector that is open to international trade and investment. The United States benefits from international investments at home that have increased our energy sector's capacity and its infrastructure." Report at 8-5 and 8-6. The findings and policy recommendations of the Report strongly suggest that the Commission's interpretation of Section 33 should foster a flexible environment between Canadian FUCOs and their U.S. affiliates.

Utility Operations in the U.S.

     NSPI does not, directly or through subsidiaries, own or operate utility assets, as defined under the Act, located in the U.S. Notice on Form U-57 and MPUC Certification

     Emera has filed Form U-57 with the Commission, claiming FUCO status for NSPI./101/ Because BHE will become NSPI's affiliate after the Merger, Applicants also must satisfy Section 33(a)(2) of the Act to obtain the exemption from the Act available to FUCOs. Applicants have obtained certification from the MPUC under Section 33(a)(2), that it has the authority and resources to protect the ratepayers subject to its jurisdiction and that it intends to exercise its authority. The MPUC certification is included in this Application as Exhibit D-3.

Nonutility Subsidiaries

     NSPI has no subsidiaries. Consequently, its exemption under Section 33 does not raise any issue with respect to whether certain nonutility businesses may or may not be retainable by a FUCO./102/

     Under Section 33(a)(1) of the Act, a FUCO is generally exempt from all the provisions of the Act and is not considered a public utility company under the Act.

----------
/101/ Emera Inc., Form U-57, SEC File No. 073-00205 (filed June 26, 2001).

/102/ See, Foreign Utility Companies, Holding Co. Act Release No. 27342 (January 31, 2001) (proposing for comment rules 55 and 56 regarding investments in FUCOs and suggesting that the Commission should establish standards for the type of businesses in which a FUCO could engage).

Accordingly, NSPI will not be a public utility subsidiary of Emera for purposes of Sections 9 and 10 of the Act.

     The statutory standards to be considered by the Commission in evaluating the Merger are set forth in Section 10 of the Act. As explained more fully below, the Merger complies with all of the applicable provisions of Section 10 and should be approved. Upon completion of the Merger, Emera will register as a holding company under Section 5 of the Act. In addition, Emera undertakes and agrees to file, and will cause each of its present and future directors and officers, who is not a resident of the U.S., to file with the Commission irrevocable designation of the party's custodian as an agent in the U.S. to accept service of process in any suit, action or proceeding before the Commission or any appropriate court to enforce the provisions of the acts administered by the Commission./103/

          1.   Section 10(b)(1)

     Section 10(b)(1) precludes approval of an acquisition that "will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers."

               a.   Interlocking Relationships.

     After the Merger, BHE will be a subsidiary of Emera. BHE's new board of directors will contain some officers or directors from Emera and some of BHE's directors post-Merger will carry over from BHE's current board. The President and Chief Operating Officer of BHE after the Merger will be Carroll R. Lee, a resident of Maine and a member of BHE's board.

     Post-Merger, BHE's board will have nine members, with at least four of those being from BHE's pre-Merger board of directors. In particular, Robert S. Briggs, BHE's current President and CEO will continue to serve on BHE's board, as will Carroll Lee, currently BHE's Senior Vice President and Chief Operating Officer, Jane J. Bush and Norman Ledwin. The Emera employees on BHE's board will include David McD.

----------
/103/ See Exhibit L-1.

Mann, Emera's President and CEO, Chris Huskilson, Emera's Chief Operating Officer, Liz MacDonald, Emera's Vice President, Human Resources, and Ron Smith, Emera's Senior Vice President and Chief Financial Officer./104/ Consequently, there will be some representation of the new BHE owners on the board and continuity from the pre-Merger board members who continue to serve on the BHE board. The proposed combination should benefit the public interest and the interest of investors or consumers by making possible the exchange of new ideas and practices necessary to integrate BHE fully into the Emera system, while preserving the institutional knowledge and customer perspective that the current BHE board members offer.

     The Commission has recognized that interlocking boards are not in and of themselves harmful. By its nature, any acquisition results in new links between theretofore unrelated companies./105/ Interlocking boards are typical of wholly-owned subsidiaries and necessary to integrate the BHE companies into the Emera system. In the matter of American Natural Gas Co., the Commission found that:

          "The mere fact that there will be created a new series of affiliated relationships between the present directors of the American Natural Gas system on the one hand, and American Louisiana on the other, does not create any problems under Section 10(b)(1) of the Act. The Commission has never taken the position that it is inappropriate to have common directors among companies in a registered holding company system. In fact, the entire concept of an integrated public utility holding company system presupposes,

----------
/104/ The ninth member of the BHE board post-Merger has not been selected. None of the board members identified above have any affiliation with commercial or investment banks. The ninth board member will be an Emera employee and will not have any banking affiliations. Consequently, the composition of BHE's board will be in compliance with Section 17(c) and Rule 70 under the Act.

/105/ Cf. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21,
1990), as modified, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) (stating that interlocking relationships are necessary to integrate two merging entities).

          in the interest of efficiency and economy, the existence of interlocking officers and directors."/106/

The interlocking relations targeted by Section 10(b)(1) are those associated with business combinations that are unrelated to operating efficiencies./107/ Because the interlocks will further the economical and efficient development of an integrated public utility system they will be in the public interest and the interests of investors and consumers, and thus not prohibited by Section 10(b)(1).

               b.   Concentration of Control.

     Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system./108/ In applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed."/109/

     As explained more fully in the application of BHE to the FERC under Section 203 of the Federal Power Act, the proposed Merger will not have any adverse effect on competition, rates or the effectiveness of federal or state regulation./110/ Specifically, the proposed Merger cannot and will not harm competition in wholesale power markets because:

     o    NSPI and BHE do not sell into common markets.

----------
/106/ American Natural Gas Co., Holding Co. Act Release No. 12991 (September 20,
1955).

/107/ See Section 1(b)(4) of the Act (finding that the public interest and consumers are adversely affected "[w]hen the growth and extension of holding companies bears no relation to the economy of management and operation or the integration and coordination of related operating properties . . .").

/108/ American Electric Power Co., 46 S.E.C. 1299, 1309 (1978).

/109/ Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968).

/110/ The order of the FERC approving the Merger is attached hereto as Exhibit D-5.

     o NSPI does not own or control any generation in the NEPOOL, the only market in which BHE sells power.

     o All of NSPI's generation is located in Nova Scotia and there is virtually no available transfer capability ("ATC") between Nova Scotia and BHE.

     BHE also possesses no market power over transmission as in 1997 it transferred operational control of its higher voltage transmission facilities to ISO New England, Inc. ("ISO-NE") and offers service over its lower voltage facilities pursuant to a FERC accepted open access transmission tariff.

     Other regulators have considered the competitive effect of the proposed Merger./111/ The FERC considered competitive issues when it approved the Merger under Section 203 of the Federal Power Act, and notification and report forms were filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. ss.1311 et seq. The Federal Trade Commission granted Emera early termination of the notice period on February 28, 2001, thereby permitting consummation of the transaction as of that date.

     For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).

          2.   Section 10(b)(2)

     Section 10(b)(2) requires the Commission to determine whether the consideration Emera is giving for BHE is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets being acquired. A competitive

----------
/111/ See, e.g., Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) (finding that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers").

bidding process conducted by an investment banking firm determined who would acquire BHE. The firm contacted numerous parties to determine interest, and conducted due diligence with companies that had submitted indications of interest. BHE's board then accepted definitive proposals from two remaining companies at the conclusion of the due diligence process. The resulting price and terms and conditions for the acquisition are the product of arms'-length negotiations between the buyer and seller. In light of this evidence, Emera believes that the consideration for the acquisition bears a fair relationship to the sums invested in and the earning capacity of the BHE utility assets.

     Further, Emera believes that the estimated fees and expenses in this matter bear a fair relation to the value of BHE and the strategic benefits to be achieved by the Merger and, further, that the fees and expenses are fair and reasonable./112/

          3.   Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will unduly complicate the acquirer's capital structure or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system.

     The proposed Merger will not unduly complicate the capital structure of Emera or its public-utility subsidiaries. The proposed Merger does not involve the creation of any minority interests nor will the existing senior debt and senior equity securities of Emera be affected by the Merger.

----------
/112/ See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). The total estimated fees and expenses of $4.72 million represent 2.4% of the value of the consideration Emera will pay for BHE, and are consistent with percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

     Section 10(b)(3) also directs the Commission to consider whether an acquisition will be detrimental to the public interest or the interest of investors or consumers, or the proper functioning of the resulting holding company system. The acquisition of BHE will not be detrimental to the protected interests or to the proper functioning of the resulting holding company system. The BHE board of directors determined that BHE's small size, and the possibility of further shrinkage of its revenue base as additional aspects of its business become subject to competition, would make it increasingly difficult to maintain regulated rates at reasonable levels and attract capital on reasonable terms. BHE's board of directors believes that Emera and its principal subsidiary, NSPI, represent a good fit for BHE. NSPI serves a geographical area like BHE's, and its management has experience operating a utility with challenges similar to those faced by BHE. In turn, BHE's management and employees have experience doing business with Canadian utility companies. The BHE board of directors also believes that the Merger will provide future benefits to BHE's customers and employees as the best practices of both firms are shared and implemented. Perhaps more importantly, the MPUC, the agency that is most directly responsible for the protection of Maine utility consumers, has approved the Merger./113/

          4.   Section 10(c)(1)

     Under this section, the Commission cannot approve "an acquisition of securities, or of any other interest, which is unlawful under the provisions of
Section 8 or is detrimental to the carrying out of the provisions of Section 11." Section 8, which governs the combination of electric and gas operations, does not apply to the instant transaction. Section 11 requires that a registered holding company should be generally limited to a single integrated public-utility system. In connection with its previous order, the Commission concluded that BHE's existing utility operations constitute a single, integrated electric-utility system within the meaning of the Act./114/ The proposed Merger

----------
/113/ See Exhibit D-2, Order of the MPUC dated January 5, 2001 and infra Item 3.B.7.e.

/114/ Bangor Hydro-Electric Company, Holding Co. Act Release No. 27094 (Oct. 25,
1999).

will impose a new holding company structure over the existing BHE system; it will not affect the integration of that system./115/

     Section 11 also requires that a registered holding company system should be limited to "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." As set forth below, all of Emera's non-utility businesses are retainable.

     1. NS Power Services Ltd., a wholly owned subsidiary of Emera, was in the business of providing energy services. NS Power Services Ltd. is currently inactive./116/

     1.1. NSP Trigen Inc., is 50% owned by NS Power Services Ltd., and the remainder is owned by a nonaffiliate, 3003252 Nova Scotia Ltd., which is wholly-owned by Trigen Energy Corp. NSP Trigen Inc. is currently inactive.

     2. Enercom Inc., a wholly owned subsidiary of Emera, is a holding company for Emera's diversified activities within the energy industry./117/ Enercom Inc. is retainable as an intermediate holding company under New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999) (authorizing organization and capitalization of one or more "intermediate" nonutility subsidiaries to act as holding companies over other nonutility subsidiaries).

----------
/115/ Supra at 12.

/116/ As used in this Application, an "inactive" company refers to a company that does not conduct or solicit business and has no material revenues or income. For example, some of BHE's inactive subsidiaries have "excused" status with the Maine Secretary of State because they have certified that they do not conduct business and consequently are excused from annual filings. Inactive companies are often held until the resolution of contingent liabilities, to maintain certain rights or as a shell company to be used in a future transaction. In the event Emera seeks to reactivate any of its inactive Subsidiaries it will file a post-effective amendment seeking authorization to engage in the proposed activities to the extent such authorization is required under the 1935 Act.

/117/ As with other registered holding company subsidiaries, Enercom's entry into new lines of business will be restricted to those permitted by Commission order or applicable exemptions under the Act.

     2.2 Emera Fuels Inc. ("Emera Fuels") is a wholly-owned subsidiary of Enercom Inc. that is engaged principally in the retail and wholesale supply of furnace and heavy fuel oil, but also to a much lesser extent, lubricants, diesel fuel and gasoline products, in Nova Scotia and southern New Brunswick. Emera Fuels had revenues of $49.7 million in 2000 (its cost of fuel oil sold was $45.6 million), compared with Emera's total revenues of $604.2 million./118/ Emera Fuels is retainable because it is an energy supply and marketing company. This is a similar business to the business permitted under Rule 58(b)(1)(v), the "brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels." The Commission has permitted registered holding companies to market and broker electric energy and other energy commodities in Canada and to provide incidental services such as fuel management, storage and procurement./119/

     The Commission has also approved the retention of the following businesses that supply energy products other than electricity and natural gas on a wholesale and retail basis: Whiting Petroleum Corp., a subsidiary of Alliant, "purchases, develops, and produces crude oil and natural gas," WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998); Harbor Coal Company, an indirect subsidiary of NiSource, Inc., pulverizes coal and delivers it to a manufacturing facility for use as blast furnace fuel, NiSource, Inc., Holding Co. Act Release No. 27265 (November 1, 2000);

----------
/118/ Only 4% of Emera Fuels' revenues were derived from wholesale sales of gasoline. Emera Fuels has no retail gasoline sales operations. The overwhelming majority of Emera Fuels' revenues are derived from the wholesale sale of heavy and light fuel oils (50%) and the retail sale of light fuel oil (46%), principally by delivery to homes, commercial and industrial facilities for use as a heating fuel. These activities are part of Emera Fuels' strategy of delivering total energy products and services.

/119/ See e.g., Southern Energy Inc., Holding Co. Act Release No. 27020 (May 13,
1999); Cinergy Corp., Holding Co. Act Release No. 27393 (May 4, 2001) (authorizing energy management services and consulting services anywhere in the world and commodity brokering and marketing, including electricity, natural gas and other combustible fuels, in Canada and the U.S.) ("Energy Commodity Marketing Orders").

SCANA Energy Marketing Inc., markets electricity, natural gas and other light hydrocarbons, SCANA Corp., Holding Co. Act Release No. 27133 (February 9, 2000); Energy East Solutions, LLC, sells natural gas, fuel oil and other services and markets a full range of energy-related planning, financial, operational and maintenance services to commercial, industrial and municipal customers, Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000); EnergyNorth Propane, Inc. sells propane to approximately 15,300 customers in New Hampshire, Keyspan Corp., Holding Co. Act Release No. 27271 (November 7, 2000). Applicants submit that the distribution of furnace oil, fuel oil and related products is essentially no different than the distribution of propane or coal for use as fuel. All of these activities are related to a registered holding company system's role of energy and energy service provider and these activities are well within the existing base of expertise, experience and knowledge of Emera. Moreover, considering the current scale of Emera Fuels' operations, these activities present no significant risks to the financial soundness of the Emera System. Emera requests that the Commission reserve jurisdiction over the retention of Emera Fuels' gasoline products operations pending completion of the record. Emera will supplement the record with respect to such operations by post-effective amendment filed no later than September 30, 2002.

     3. Stellarton Basin Coal Gas Inc. is a wholly owned subsidiary of Emera that was formed to participate in a joint venture to explore and develop methane gas reserves in Nova Scotia. This type of business is retainable under American Electric Power Company, Inc., Holding Co. Act Release No. 26933 (November 2,
1998) (authorizing AEP to acquire energy assets including, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities) and Columbia Energy Group, Holding Co. Act Release No. 26820 (January 23, 1998) (authorizing the acquisition of oil and natural gas leasehold interests in Canada). See also, Columbia Gas System Inc., Holding Co. Act Release No. 17290 (September 27, 1971) (authorizing the acquisition, exploration and development of gas interests in the Canadian Arctic); Consolidated Natural Gas Co., Holding Co. Act Release No. 26595 (October 25,
1996) (authorizing
investment in gas pipeline projects in Bolivia and Argentina) (collectively the "AEP/Columbia/CNG Energy Assets Orders").

     4. Strait Energy Inc. is a wholly owned subsidiary of Emera that sells steam energy. The sale of thermal energy is a retainable business under Rule 58(b)(1)(vi). See Exelon Corp., Holding Co. Act Release No. 27265 (October 19,
2000) (authorizing the retention on UT Holdings Inc. a company engaged in district energy systems such as the provision of chilled water, steam and/or hot water and related construction and operating services); Cinergy Corp., Holding Co. Act Release No. 26474 (February 20, 1996) (finding district heating and cooling to be functionally related to the utility business). The sale of thermal energy is also a retainable business in Canada under the Energy Commodity Marketing Orders, supra note 119.

     5. 510845 N.B. Inc. is a wholly owned subsidiary of Emera engaged in the provision of utility services, in particular, the supply and maintenance of electric transformers. This type of business is retainable under Rule 58(b)(1)(vii). See also, CP&L Energy, Inc., Holding Co. Act Release No. 27284 (November 27, 2000) (authorizing Carolina Power and Light Co. to provide transformer repair services primarily to other utilities and municipalities); Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000) (authorizing the retention of a company that performs maintenance and monitoring of utility field equipment located outside the U.S.). 510845 N.B. Inc. is also a holding company with respect to Cablecom Ltd.

     5.1 Cablecom Ltd., is a wholly owned subsidiary of 510845 N.B. Inc. The company is engaged in the design and engineering, project management, construction, structured cabling, maintenance and installation of fiber optic and wireless communications applications. Cablecom Ltd. ("Cablecom") filed an application with the Federal Communications Commission ("FCC") on June 21, 2001 to qualify itself and its subsidiaries as exempt telecommunications companies ("ETCs") under Section 34(a) of the Act. As an ETC, Cablecom will be retainable.

     5.1.1 Fibretek Inc., is a wholly owned subsidiary of Cablecom Ltd. that engages in the same activities as its parent. Accordingly, Fibretek Inc. qualifies as an exempt telecommunications company under Section 34(a) of the Act and will be retainable.

     6. NSP Pipeline Management Ltd. is a wholly owned subsidiary of Emera that owns a 12.5% interest in Maritimes and Northeast Pipeline Management Ltd. NSP Pipeline Management Ltd. is retainable under the AEP/Columbia/CNG Energy Assets Orders.

     6.1 Maritimes and Northeast Pipeline Management Ltd. is 12.5% owned by NSP Pipeline Management Ltd. and the remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline Management Ltd. is the general partner of, and owns a 0.125% interest in, Maritimes and Northeast Pipeline Limited Partnership. Maritimes and Northeast Pipeline Management Ltd. operates and manages the Canadian portion of the Maritimes and Northeast Pipeline, a natural gas pipeline with its origin in Nova Scotia and its terminus near Boston. Maritimes and Northeast Pipeline Management Ltd. is retainable under the AEP/Columbia/CNG Energy Assets Orders.

     7. NSP Pipeline Inc. is a wholly owned subsidiary of Emera that owns a 12.375% interest in the Maritimes and Northeast Pipeline Limited Partnership. NSP Pipeline Inc. is retainable under the AEP/Columbia/CNG Energy Assets Orders.

     7.1 Maritimes and Northeast Pipeline Limited Partnership is 12.375% owned by NSP Pipeline Inc. and the remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline Limited Partnership owns the Canadian portion of the Maritimes and Northeast Pipeline. Maritimes and Northeast Pipeline Limited Partnership is retainable under the AEP/Columbia/CNG Energy Assets Orders.

     8. NSP US Holdings Inc. is a wholly owned subsidiary of Emera that indirectly owns a 12.5% interest in Maritimes and Northeast Pipeline L.L.C. through the holding companies identified below. NSP US Holdings Inc. is retainable under the AEP/Columbia/CNG Energy Assets Orders.

     8.1 NSP Investments Inc., a wholly owned subsidiary of NSP US Holdings Inc. was established to facilitate the financing of the acquisition of Emera's interest in Maritimes and Northeast Pipeline, L.L.C. It is retainable under the AEP/Columbia/CNG Energy Assets Orders.

     8.2 Scotia Holdings Inc. is a wholly owned holding company subsidiary of NSP US Holdings Inc. Scotia Holdings Inc. is retainable under the
AEP/Columbia/CNG Energy Assets Orders.

     8.2.1 Nova Power Holdings Inc. is a wholly owned holding company subsidiary of Scotia Holdings Inc. Nova Power Holdings Inc. is retainable under the AEP/Columbia/CNG Energy Assets Orders.

     8.2.1.1 Scotia Power U.S. Ltd. is a wholly owned holding company subsidiary of Nova Power Holdings Inc.. Scotia Power U.S. Ltd. is retainable under the AEP/Columbia/CNG Energy Assets Orders.

     8.2.1.1.1 Maritimes and Northeast Pipeline, L.L.C. is 12.5% owned by Scotia Power U.S. Ltd. and the remainder is owned by nonaffiliates. Maritimes and Northeast Pipeline L.L.C. owns the U.S. portion of the Maritimes and Northeast Pipeline. Maritimes and Northeast Pipeline, L.L.C. is retainable under the AEP/Columbia/CNG Energy Assets Orders.

     9. 1447585 Ontario Ltd. is a wholly owned subsidiary of Emera that was incorporated in the event it was needed in connection with the acquisition of BHE. 1447585 Ontario Ltd. is inactive and will not be used to effect the Merger.

     10. 3054167 Nova Scotia Ltd. is a wholly owned subsidiary of Emera that is inactive.

     11. Emera Energy Inc. is a wholly owned holding company subsidiary of Emera with respect to the infrastructure assets associated with the SOEP and the Greyhawk gas storage project.

     11.1 30566567 Nova Scotia Limited is a wholly owned sub-holding company.

     11.1.1 3056568 Nova Scotia Limited is a wholly owned sub-holding company.

     11.1.1.1 Emera Offshore Inc. holds a drilling platform and subsea gathering pipeline associated with the SOEP. It and its parent holding companies are retainable under the AEP/Columbia/CNG Energy Assets Orders.

     11.2 Emera Energy U.S. Subsidiary No. 1, Inc. is a wholly owned subholding company.

     11.2.1 Emera Energy U.S. Subsidiary No. 2, Inc. is a wholly owned subsidiary that holds a 40% membership interest in Greyhawk Gas Storage Company, L.L.C. ("Greyhawk").

     11.2.1.1 Greyhawk was formed to design, develop, own and operate high-deliverability, multi-cycle natural gas storage facilities in the Northeast U.S. It and its parent holding companies are retainable under the AEP/Columbia/CNG Energy Assets Orders.

     As set forth below, all of BHE's active non-utility businesses also are retainable:

     1. Bangor Energy Resale, Inc. ("BERI"), a wholly owned subsidiary of BHE, permits BHE to use a power sales agreement as collateral for a bank loan. BHE had provided power directly to UNITIL Power Corp. ("UNITIL"), a New Hampshire based electric utility, at significantly above-market rates, with the contract term ending in the year 2003. On March 31, 1998, BHE completed a transaction with lenders and BERI that provided a loan of approximately $23.3 million in net proceeds secured by the value of the UNITIL contract. As a requirement of the financing, BHE established BERI, as a special purpose entity to hold the medium term notes and act as a conduit between BHE and UNITIL for the procurement of power under the terms of the original power sales contract between the two parties. The loan was comprised of $24.8 million in medium term notes, with a term of 53 months. BERI must maintain a capital reserve fund of $1.5 million, funded with proceeds from the loan, which will be used to pay the final installment of principal and interest due in 2002. The assets in the capital reserve fund are held by a third party trustee and invested in money market funds whose investments are limited to commercial paper, corporate notes and bonds, certificates of deposit, municipal bonds, U.S. Agency obligations and repurchase agreements. Interest is payable, at BHE's option, under the agreement at the LIBO rate plus 1.125% or the base rate, which is the higher of (a) the lending bank's reported "base rate" and (b) one-half of one percent (1/2%) above the federal funds effective interest rate. BHE has historically selected the LIBO rate interest option. To provide interest rate protection through the maturity date of the term loan, in April 1998, BERI entered into an interest rate swap agreement with one of the lending banks. The interest rate swap fixed the LIBO interest rate on the medium term notes at 5.72%. The agreement also contains certain financial covenants, with which BERI was in compliance during 2000 and 1999.

     BERI is retainable as a special-purpose financing entity under The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000); New Century Energies, Inc., Holding Co. Act Release No. 27000 (April 7, 1999) (SEC approved a special-purpose subsidiary of trust that was formed for the purpose of facilitating a financing transaction); and Exelon Corporation, Holding Co. Act Release No. 27256

(Oct. 19, 2000) (authorizing retention of several existing special-purpose financing entities).

     2. CareTaker, Inc. ("CareTaker"), a wholly owned subsidiary of BHE provides security alarm services. CareTaker filed an application with the FCC on June 21, 2001 to qualify itself as an ETC under Section 34(a) of the Act. As an ETC, CareTaker will be retainable.

     3. Bangor Fiber Company, Inc. ("Bangor Fiber") owns and leases fiber optic communications cable. Bangor Fiber filed an application with the FCC on June 21, 2001 to qualify itself as an ETC under Section 34(a) of the Act. As an ETC, Bangor Fiber will be retainable.

     4. Bangor Line Company constructs and maintains transmission and distribution lines and provides engineering services. It is retainable under Rule 58(b)(1)(vii). See also, CP&L Energy, Inc., Holding Co. Act Release No. 27284 (November 27, 2000) (authorizing Florida Power Corp. to provide construction services for transmission and distribution lines and relay towers for mobile telephones to unaffiliated parties); KeySpan Corp., Holding Co. Act Release No. 27271 (November 7, 2000) (authorizing retention of KeySpan Electric Services Inc., to provide operation, maintenance and construction management services for transmission and distribution facilities, and the retention of KeySpan Engineering Associates, Inc. to provide engineering services for power supply facilities).

     The remaining BHE Nonutility Subsidiaries presented below (the "Water Companies") own or manage interests in water rights or real-estate that were acquired and used in connection with BHE's utility business. These subsidiaries are all presently inactive and are retainable under Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000) (a corporation formed to hold property used in connection with public utility operations is retainable, but corporation commits to divest holdings of agricultural lands without utility purpose); Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998) (corporation that manages real estate that was acquired for an intended utility purpose that has ceased to exist is retainable as a vehicle for the development and sale of such properties); and Central Maine Power Co., Holding Co.

Act Release No. 7985 (February 24, 1948) (corporation owning land around dams and flowage rights is retainable because it allows control of riparian rights needed to assure the maximum flow of water to certain hydro-electric dams).

     The Water Companies are not representative of the dangerous diversification that the 1935 Act was designed to address./120/ First, the Water Companies were formed for the purpose of controlling water flow affecting hydro-electric projects on the Penobscot River. Thus, they had a clear utility purpose when they were organized. Second, they are inactive and are insignificant to BHE. The Water Companies incur no significant liabilities, do not involve any significant commitment of management resources or funds, and would not lead to adverse consequences for BHE or Emera if they were retained. Nevertheless, in 1998 and 1999, BHE engaged in a bid process in an effort to sell a number of assets, including the water rights held by the Water Companies. BHE continues to hold these interests because it received no bids for them during that process.

     Because divestiture does not appear to be a viable option at present, Applicants request that they be permitted to retain the Water Companies. Applicants commit that if they reactivate any of such companies they will do so only pursuant to Commission order or applicable exemption. Applicants also will endeavor to sell the Water Companies if a purchaser can be located that is willing to consummate a transaction under mutually acceptable terms.

     The Water Companies are listed below:

     5. East Branch Improvement Company ("EBIC") formerly provided water storage services for hydroelectric facilities. BHE owns 60% of the common stock of EBIC.

----------
/120/ "The Holding Company Act sought to protect holding company system investors and utility consumers from the risks of nonutility ventures by limiting the extent to which registered holding companies and their subsidiaries could engage in these businesses." 1995 Report at 77.

     5.1 Godfrey's Falls Dam Company holds rights that would permit future water storage development in the basin of the East Branch of the Penobscot River. Godfrey's Falls Dam Company is wholly owned by EBIC.

     5.2 The Sawtelle Brook Dam & Improvement Company controls certain water rights in the basin of the East Branch of the Penobscot River. The Sawtelle Brook Dam & Improvement Company is wholly owned by EBIC.

     6. The Sebois Dam Company improved the navigation of certain of the Sebois waters entering the Piscataquis River. The Sebois Dam Company is wholly owned by BHE.

     7. The Pleasant River Gulf Improvement Company was engaged in water improvement. It is wholly owned by BHE.

     BHE also holds 7% of the outstanding common stock of Maine Yankee, a company that owns and, prior to its permanent closure in 1997, operated an 880 MW nuclear generating plant in Wiscasset, Maine. Maine Yankee is being decommissioned and should be retainable until that process is complete and the facility can be sold.

          5.   Section 10(c)(2)

     The standards of Section 10(c)(2) are satisfied because the Merger will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by that section of the Act. Under Section 10(c)(2), the Commission focuses on the associated benefits, the so-called "economies and efficiencies" as a result of the proposed transaction.

     The Merger will result in significant financial benefits for shareholders, rate payers and the community in general, as well as benefits related to BHE's operations and practices. The benefits fall broadly into three classes: (1) operational and administrative benefits; (2) strategic benefits, and; (3) related community benefits.

Operational and Administrative Benefits

     Emera and BHE have committed to freeze BHE's total PUC jurisdictional revenue requirement until MPUC consideration and approval of an alternative rate plan ("ARP"). Both companies are in the process of developing the ARP which is expected to provide significant benefits to consumers./121/ Apart form the ARP, the Merger allows BHE to achieve synergies typically associated with a merger of two similar businesses. The companies are currently in the process of evaluating integration possibilities and evaluating the related administrative and operational benefits. For example, BHE's cost of capital is likely to be reduced as a result of BHE's affiliation with a larger and more diversified company. Significant benefits are also likely to flow from access to Emera's high quality management resources and the sharing of best practices between Emera and BHE./122/ Savings in materials purchasing, inventory, engineering related activities and knowledge transfer are also likely.

     The knowledge shared by both companies of the Northeastern U.S. and Eastern Canadian markets should benefit both companies as they work to serve customers with new and innovative services. The increased breadth of the organization should also provide BHE's employees with opportunities for growth as part of a larger organization and help BHE to retain employees. Best practices sharing may result in efficiencies in purchasing, the implementation of common information systems platforms and the ability to implement new technologies and industry developments faster and more economically as fixed costs are allocated over a broader customer base. The relative closeness of the NSPI and BHE service territories also means that each company can render emergency storm recovery assistance such as line crews and spare parts to the other company as needed. Improved communications also means that crews and parts inventories can be made available faster in response to emergencies.

Strategic Benefits

----------
/121/ An ARP for BHE would be likely to be based on performance based regulation and would be expected to provide benefits to consumers in terms of lower overall electricity cost, stability in transmission and distribution rates and increased service quality compared to what would likely occur under traditional, cost-of-service type regulation.

/122/ For example, implementing a new work management system will allow BHE to more efficiently schedule its crews for routine and emergency maintenance.

     Emera plays a vital role in the economy of Nova Scotia as does BHE in Maine. Both companies serve a very similar customer base, including substantial service to the pulp and paper industry. Emera understands the importance of this industry to the economy of the region as a whole and is committed to providing reliable power at fair rates that allow the industry to continue to operate on a competitive basis with other pulp and paper producers around the world. Emera and BHE also serve other common customer groups and Emera will continue its commitment to these customers in its operation of the combined entity after the Merger. The commonality of customers and service conditions between both companies should cause the integration of BHE's operations with Emera to result in continued high quality customer service.

     Canada is America's largest overall energy trading partner./123/ As the Canadian and U.S. energy markets become increasingly integrated, the cross-border nature of the Emera-BHE operations will help the combined company compete more effectively. In connection with its holdings in the Maritimes Entities, Emera currently has gas transportation operations in the U.S. Consequently, New England, an area of the U.S. that had been heavily dependent on oil now has a more diversified fuel mix to the benefit of consumers and the public interest. U.S. energy policy supports more international trade and investment in energy/124/ and, with BHE, Emera will be better positioned to participate in that trend. As the National Energy Policy notes, "The reliability of the North American electricity grid can be enhanced yet further through closer coordination and compatible regulatory and jurisdictional approaches."/125/ Emera's knowledge of issues on both sides of the border can help to catalyze needed change.

Related Community Benefits

     The Merger will provide substantial benefits to the communities within and outside of BHE's service area. After the Merger, BHE will maintain its community involvement and charitable contributions at the pre-Merger level. Seventy-seven Maine

----------
/123/ Report of the National Energy Policy Development Group, May 2001, at 8-8.

/124/ Id.

/125/ Id.

municipalities, approximately 15% of the communities in the State, will benefit as a result of the 825,000 outstanding warrants held by those municipalities through the Municipal Review Committee, Inc. ("MRC"), in conjunction with BHE's involvement with PERC. The increased value in market price of the warrants will result in an incremental value of approximately $9.1 million, a substantial profit for the municipalities./126/

     On October 24, 2000, BHE shareholders approved the Merger, which will result in a cash payment to shareholders of $26.50 per share. The closing price of BHE on June 29, 2000, the day before the Merger announcement, was $15.13 per share. Because BHE shareholders are protected by the purchase of their shares at a premium and their voting rights, it is clear that the Merger will be beneficial to shareholders.

     Although some of the anticipated benefits are strategic and will be fully realizable only in the longer term, they are properly considered in determining whether

----------
/126/ The MRC is the designated agent of the 130 municipalities that entered into long-term waste disposal agreements with PERC. BHE, PERC Management Company L.P., Energy National, Inc. and the MRC entered into a series of agreements to modify certain rights under the power purchase agreement between PERC Management Company and BHE which agreements provided for the issue of 2,000,000 warrants to the parties. The MRC received 1,000,000 warrants and PERC Management and Energy National received the other 1,000,000. As of May 22, 2001 there are 1,042,287 warrants outstanding held as follows: MRC - 720,500, PERC Management - 178,215, and Energy National - 143,572. Each warrant entitles the holder to purchase up to one million shares of BHE common stock at an exercise price of $7 per share. Under the warrant, BHE may pay cash equal to the difference between the exercise price and the market price of BHE common stock at the exercise date, multiplied by the number of warrant shares exercised. By agreement dated December 12, 2000, MRC and BHE agreed that upon MRC's exercise of the warrant on the date of the Merger, BHE will pay MRC $19.50 ($26.50-$7.00) for each warrant share by delivery of a promissory note bearing interest at 5% per annum and maturing in June 2008. Although BHE cannot compel the other warrant holders to exercise their warrants, BHE expects that they will be exercised. Warrants held after the closing of the Merger are entitled to cash payment only, not equity securities of BHE.

the standards of Section 10(c)(2) are met./127/ The Commission has recognized that potential benefits are entitled to be considered, regardless of whether they can be precisely estimated: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even where these are not precisely quantifiable."/128/

          6.   Section 10(f)

          Section 10(f) provides that:

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to carrying out the provisions of section 11.

The MPUC is the sole state regulator with jurisdiction over the Merger. As explained above, the MPUC has approved the Merger.

     By order dated January 5, 2001, the MPUC approved a stipulation entered into among the Public Advocate, the Municipal Review Committee, the Industrial Energy Consumers Group, Emera, BHE, MEPCO and Chester SVC (the "Stipulation") and incorporated the Stipulation by reference into its order./129/ The approval of the Stipulation resolved all issues in the proceeding before the MPUC and permits the Merger to proceed./130/

----------
/127/ National Grid Group plc, supra; see American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978).

/128/ Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See also Energy East Corporation, Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential, but unquantifiable, savings).

/129/ The MPUC order and the Stipulation is included in Exhibit D-2 to this Application.

/130/ The Stipulation at 3 notes that "[t]he parties agree that the Commission issue an order which approves and adopts this Stipulation and finds that, subject to the provisions herein, the proposed reorganizations are consistent with the interests of the ratepayers and investors of the Maine public utility Applicants and approves the proposed reorganizations under 35-A MRSA 708 and such other provisions in Title 35-A as might be applicable.

     The Stipulation subjects Emera and BHE to several conditions intended to preserve MPUC authority and to assure BHE's service quality. In particular, the Stipulation provides that:

o Applicants (i.e., Emera, BHE, MEPCO and Chester SVC) will comply with Maine statutes and MPUC regulations regarding reorganizations and affiliated transactions of BHE. To the extent that the activities of Emera and any of its affiliates relate to or in any way impact the operations, costs or revenues of BHE in Maine, Emera and its affiliates will be subject to MPUC jurisdiction for discovery purposes and participate as a party in any proceeding when deemed necessary by the MPUC.

o All contracts or transactions between BHE and its affiliated interests that constitute affiliated transactions which require approval of the MPUC under Maine law must explicitly provide that no charges made or incurred, and that no costs incurred or revenues earned under the contracts, will be reflected in BHE's rates except as permitted by the MPUC in accordance with Maine law, except where compliance with both state and federal requirements is impossible or where compliance with state law would cause BHE or an affiliate to violate federal law. Further, to the extent that the SEC must approve such contracts, Applicants agree to petition the SEC for an explicit finding that the terms in the contract required by this provision are not inconsistent with "SEC law or regulation."

o Applicants agree to waive the defense that the MPUC's jurisdiction to approve a reorganization or affiliate transaction of BHE or to set the rates of BHE with regard to a transaction between BHE and an affiliate is preempted by the existence or exercise of SEC jurisdiction over reorganizations or affiliate transactions of BHE, except where compliance with both state and federal requirements is impossible or where compliance with state law would cause BHE or an affiliate to violate federal law.

o Emera will make available to the MPUC upon request, and at a location in the State of Maine convenient to the MPUC, such books and records of Emera and its affiliates as the MPUC may require Emera to produce. Emera is entitled to notice and opportunity to be heard on the production requests and may be accorded confidential treatment where appropriate.

o The parties agree that BHE's service quality should not deteriorate as a consequence of the Merger. To maintain service quality, performance consistent with certain service quality benchmarks and related reports were required. The remedy for failure to maintain service quality could include a prohibition on the payment of dividends.

o BHE is required to file various capital budget and expenditure information and, in the event its actual capital expenditures fall materially below its budgeted capital expenditures, or if the MPUC should otherwise become concerned about BHE's capital budget or expenditures, the MPUC may open an investigation to inquire into such capital budget issues and into what remedy, if any, would be appropriate.

o The MPUC may order the divestiture of BHE by Emera upon a determination by the Commission after notice and opportunity to be heard that no other available remedy is adequate to reasonably address the harm./131/

The parties to the Stipulation agreed and recommended that the MPUC's acceptance of the Stipulation constitutes a finding that the MPUC has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority.132 The extensive powers of the MPUC over Emera and BHE demonstrate that the proposed acquisition would not be detrimental to the public interest or the interest of investors or consumers. The judgment of the MPUC is entitled to considerable deference in this matter.

     The acquisition of BHE by Emera will not give rise to any of the evils that the Act was intended to address. Emera is a publicly held company subject to continuous reporting requirements under the Canadian securities laws. A transaction that links companies in a narrowly defined geographic area does not create a problem of "scatteration" for purposes of the Act.

     The Commission may also draw comfort from the findings of the order of the FERC approving the Merger. The FERC found that the Merger was consistent with the public interest, that the Merger did not pose competitive concerns, that there would be no adverse rate effects and the Merger would not adversely effect either federal or state regulation./133/

     There is a further consideration that argues for Commission authorization on the facts of this matter. The proposed transaction will unite Canadian and U.S.

----------
/131/ Stipulation at 5-10.

/132/ Stipulation at 10.

/133/ The order of the FERC approving the Merger is included in Exhibit D-5 to this Application.

utilities. As the Commission in Gaz Metropolitain noted, the U.S. and Canada enjoy a unique relationship. Both countries have a long history of friendship and cooperation evidenced by, among other things, the North American Free Trade Agreement ("NAFTA") and the NAFTA Implementation Act (Pub. L. 103-182, 107 Stat. 2057-2225 (1993)), which were "designed to remove barriers to trade and enhance investment opportunities between the United States and Canada."/134/

     In a letter to the Commission in support of the Merger, the Governor of Maine, Angus King, Jr., states that Maine and New England have long fostered a close relationship with Canada, particularly the eastern Canadian provinces. For example, a conference of New England Governors and Eastern Canadian Premiers has worked for the past 26 years to promote the common economic, cultural and political interests of the region which is viewed by many as an interdependent market. Governor King called the Merger a "good fit" and stated that he viewed it as "being entirely consistent with the economic development aims of Maine and with the goal of strengthening the ties between New England and Eastern Canada."/135/

     The Stipulation requires the Applicants to petition this Commission to make an explicit finding in its order approving the Merger "that its approval of the merger transaction does not preempt MPUC exercise of its jurisdiction under Maine law with respect to reorganizations, affiliate transactions of BHE or ratemaking for BHE regarding the costs associated with its affiliate transactions, and that it is the SEC's intention that its approval of the merger transaction does not affect the MPUC's right to review and disallow BHE's costs for services rendered between BHE and its affiliated

----------
/134/ Gaz Metropolitain at 15. In Gaz Metropolitain, the Commission found that the combination of the Canadian and Vermont gas operations resulted in a single integrated gas utility system. While Emera could acquire a firm contract path to interconnect the Canadian and U.S. electric operations, it is not necessary to do so because NSPI intends to conduct its affairs so as to qualify for exemption as a FUCO.

/135/ Letter from Angus S. King, Jr., Governor of Maine to Jonathan G. Katz, Secretary of the Securities and Exchange Commission, (dated February 22, 2001).

interests that might otherwise be subject to recovery in rates."/136/ Applicants request that the Commission make the above findings explicitly in its order approving this Application.

          7.   Intermediate Holding Companies

     Following the Merger, Emera will hold a subsidiary interest in three U.S. utility companies, BHE, MEPCO and Chester SVC. As illustrated by the post-Merger organization chart in Exhibit E-1, Emera will hold BHE through two intermediate holding companies. It is common practice for foreign-based corporations to hold an interest in a corporation that is outside of the home country through one or more intermediary companies. This ownership structure is used to minimize taxes on the repatriation of foreign subsidiary profits.137 Each of the intermediate holding companies will be organized in the State of Delaware and will have no utility affiliates, other than BHE and its utility subsidiaries, except as authorized by the Commission. The intermediate holding companies will be wholly-owned, directly or indirectly, by Emera and will have no third-party public or private institutional equity or debt holders. The intermediate holding companies will be capitalized with equity and/or debt, all of which will be held either by Emera or an intermediate holding company.

     BHE, in turn, will hold a minority (14.2%) interest in MEPCO directly, and a 50% interest in Chester SVC through its ownership of Bangor Var. Each of the intermediate holding companies, BHE and Bangor Var will be a holding company within the meaning of Section 2(a)(7) of the Act. As such each would be required to register with the Commission, and comply with the various requirements for registered holding companies, unless able to qualify for exemption.

----------
/136/ See Stipulation at 5.

/137/ See The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) at 42-43 (employing intermediate holding companies to maximize tax relief in the U.K. and noting further that U.S. holding companies use similar structures in connection with their foreign investments).

     Section 3 of the Act provides that the Commission upon application "shall" by order exempt any person from the provisions of the Act if such person meets the requirements for any exemption contained in Sections 3(a) and if the exemption is not detrimental to the public interest or the interest of investors or consumers. Of interest here, Section 3(a)(1) of the Act provides an exemption where a holding company, and every subsidiary company thereof which is a public utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single state in which such holding company and every such subsidiary company thereof are organized.

Because they do not qualify for exemption, the intermediate holding companies will register under the Act. However, for the reasons that follow, BHE and Bangor Var request and are entitled to an order under Section 3(a)(1) of the Act exempting them as holding companies from the Act. BHE and Bangor Var will continue to be direct or indirect subsidiaries of Emera and therefore subject to the Act's provisions relating to subsidiaries. In addition, BHE and Bangor Var commit not to engage in any transactions such as upstream loans or certain service transactions that would otherwise be prohibited for registered holding companies.

     In the first instance, the inquiry regarding exemption concerns material utility subsidiaries. Chester SVC is an immaterial utility subsidiary because it provides no income or revenue to Bangor Var. MEPCO is also immaterial. BHE's 14.2% investment in MEPCO is accounted for on the equity method. For the twelve months ended December 31, 2000, BHE's proportional interest in MEPCO's income was approximately $224, 000. This income is accounted for under the equity method and is applied to offset BHE's expenses and, consequently, benefits BHE's ratepayers. BHE is the sole material utility subsidiary in the Emera system.

     In the second part of the Section 3(a)(1) evaluation, both the holding company and every material utility subsidiary must be predominantly intrastate in character and carry on its business substantially in a single state in which both the holding company and subsidiary are organized. BHE and Bangor Var are predominantly

Maine companies. All of BHE's utility operating revenues are derived from utility operations conducted in Maine.138 Bangor Var holds only an interest in Chester SVC, whose sole utility assets are located in Maine. BHE and Bangor Var are also organized in Maine.

     Because BHE and Bangor Var will be regulated as subsidiaries of a registered holding company, a grant of an exemption under Section 3(a)(1) with respect to their holding company status would not be detrimental to the public interest or the interest of investors or consumers. For these reasons, the Commission should grant the requested exemptions.

          8.   Financing the Emera System

     Emera's capital structure as of March 31, 2001, and adjusted to show the effect of the Merger, is shown in the following table:

-------------------------------------------------------------------------------------------------------------
                                          Emera Capital Structure
-------------------------------------------------------------------------------------------------------------
                         Emera Pre-Merger         BHE Pre-Merger
-------------------- ------------------------- ---------------------- --------- ------------- ---------------
                     $           % of Total    $          % of        Adjust-   Prof Forma      % of Total
                     millions   Capitaliza     millions   Total       ments     Capitaliza-     Pro Forma
                                -tion                     Capitaliz             tion          Capitalization
                                                          ation
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Common                   786.8           39.1      137.3        42.4   (147.2)         776.9            33.5
stockholders'
equity.
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Preferred stock          175.4            8.7        4.7         1.5        --         180.1             7.8
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Minority interests          --             --         --          --        --            --              --
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Long-term debt           848.8           42.2      181.8        56.1        --       1,030.6            44.5
(including current
portion)
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Short-term debt          200.9           10.0         --         0.0     127.0        327..9            14.2
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------
Total                  2,011.9            100      323.8         100                 2,315.5             100
capitalization
-------------------- ---------- -------------- ---------- ----------- --------- ------------- ---------------

----------
/138/ See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28,
1988), aff'd sub nom. Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir.
1990) (exemption granted where out-of-state operations represented approximately 9.9% of the holding company's utility revenues.

     Adjustment Notes

     Common equity

          Upon merger, BHE's net assets and liabilities are recorded on Emera's balance sheet. Consolidated common equity is unchanged.

     Short term debt

          The purchase will be financed with proceeds from short term investments currently held by Emera and short term debt.

The capital structure for Emera and BHE in the preceding two years is shown below.

-------------------------------------------------------------------------------------------------------------
                     Emera and BHE Capital Structures as of December 31, 1999 and 1998
-------------------------------------------------------------------------------------------------------------
                          Emera 1999             Emera 1998             BHE 1999              BHE 1998
-------------------- ---------------------- --------------------- --------------------- ---------------------
                     $          % of        $          % of       $          % of       $          % of
                     millions   Total       millions   Total      millions   Total      millions   Total
                                Capitaliz              Capitali              Capitali              Capitali
                                ation                  zation                zation                zation
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Common                   636.7        34.1      615.7       33.6      132.7         39      118.9       27.5
stockholders'
equity.
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Preferred stock          156.3         8.4      135.1        7.4        4.7        1.5       12.3        2.9
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Minority interests          --          --         --         --         --         --         --         --
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Long-term debt           857.2        45.9      842.7       46.0      202.8       59.6      288.5       66.8
(including current
portion)
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Short-term debt          216.5        11.6      239.1       13.0         --         --       12.0        2.8
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------
Total                  1,866.6         100    1,832.6        100      340.2        100      431.7        100
capitalization
-------------------- ---------- ----------- ---------- ---------- ---------- ---------- ---------- ----------



     The financing authorizations requested in the Application are substantially similar to financing authorizations granted to other newly-formed registered holding company systems. See National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000); NiSource, Inc., Holding Co. Act Release No. 27265 (November 1, 2000); Exelon Corp., Holding Co. Act Release No. 27266 (November 2,
2000). Emera proposes to abide by the same basic parameters applied to the financing authorizations previously authorized by the Commission, in particular, the minimum 30% common equity standard and the commitment not to issue debt unless it is rated investment grade. The pro forma capitalization of the combined system presented above also illustrates that

Emera will be financially sound upon consummation of the merger. For these reasons, the Commission should find the proposed financing transactions to be in accordance with the Act and generally in the interest of investors, consumers and the public interest.

ITEM 4. REGULATORY APPROVALS.

     Set forth below is a summary of the regulatory approvals that will be obtained in connection with the acquisition.

          1.   Antitrust

     The acquisition is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission, and until certain waiting periods have been terminated or have expired. The Federal Trade Commission granted Emera early termination of the notice period on February 28, 2001, thereby permitting consummation of the transaction as of that date.

          2.   Federal Energy Regulatory Commission

     Under Section 203 of the Federal Power Act, the FERC has jurisdiction when a public utility sells or otherwise disposes of facilities that are subject to its jurisdiction. A disposition is deemed made when there is a change in control of the public utility that owns the facilities. By order dated January 24, 2001, the FERC approved the Merger. See Exhibit D-5.

          3.   Committee on Foreign Investment in the United States

     Section 721 of the Defense Production Act of 1950 authorizes the Committee on Foreign Investment in the United States ("CFIUS") to suspend or prohibit any merger, acquisition or takeover, by or with a foreign person, of a person engaged in interstate commerce in the United States when, in the Committee's view, the foreign interest exercising control over that person might take action that threatens to impair the national security. Applicants filed an application with the CFIUS and received a reply concluding that "there are no issues of national security sufficient to warrant an investigation under Section 721. Therefore . . . action under section 721 is concluded with respect to this transaction." See Exhibit P-1.

          4.   State Regulatory Approval

     Under Maine law, the approval of the MPUC is required for the indirect transfer of control of BHE resulting from the Merger, under a standard that requires a finding that the Merger is consistent with the interests of BHE's customers and investors. In addition, in rendering a decision, the MPUC must find that it can continue to adequately regulate the reorganized utility. Under Maine law, once an application for approval is filed, the MPUC must act definitively within 180 days of the date of filing. Emera and BHE filed a joint petition with the MPUC on August 4, 2000.

     By order dated January 5, 2001, the MPUC made all required findings and approved the Merger. See Exhibit D-2.

ITEM 5. PROCEDURE.

     The Commission is respectfully requested to issue and publish not later than May 18, 2001 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than June 12, 2001 by which comments may be entered. The Commission is requested to issue its order granting and permitting this Application to become effective not later than June 15, 2001.

     Emera believes that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

Exhibits

A-1  Memorandum of Association of Emera (previously filed).

A-2  Articles of Association of Emera (previously filed).

A-3  Certificate of Organization of BHE (previously filed).

A-4  By-Laws of BHE (previously filed).

A-5  Articles of Incorporation of Bangor Var (previously filed).

A-6  By-laws of Bangor Var (previously filed).

A-7  Partnership Agreement Creating Chester SVC Partnership (previously filed).

B-1 Agreement and Plan of Merger (incorporated by reference to SEC File No. 001-10922, filed September 18, 2000).

C-1 Definitive Proxy Statement relating to the special meeting of shareholders of BHE to approve the Merger with Emera (incorporated by reference to SEC File No. 001-10922, filed September 18, 2000).

D-1 Petition to the Maine Public Utilities Commission, filed on August 4, 2000, together with testimony and exhibits (filed under cover of Form SE).

D-2 Order of the Maine Public Utilities Commission, dated January 5, 2001 (previously filed).

D-3 Certification of the Maine Public Utilities Commission under Section 33(a)(2) of the Act (previously filed).

D-4 Application to FERC together with testimony and exhibits (filed under cover of Form SE).

D-5  FERC Order dated January 24, 2001 (previously filed).

E-1 Organizational Chart of the combined Emera/BHE system post-Merger (filed under cover of Form SE, revised).

E-2  Maps of BHE and NSPI service territories (filed under cover of Form SE).

F-1  Opinion of counsel of Emera.

F-2  Opinion of counsel of BHE.

F-3  Past tense opinion of counsel (to be filed by amendment).

G-1  Emera's 1999 Annual Report (previously filed).

G-2 BHE's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (incorporated by reference to SEC File No. 001-10922, filed March 30, 2000, and amended April 28, 2000).

H-1  Proposed form of notice (previously filed).

I-1  Form of Services Agreement (to be filed by amendment).

I-2  Form of Master Transition Services Agreement.

I-3  Services Company Policies and Procedure Manual (to be filed by amendment).

J-1  Description of Emera Stock-based Employee Benefit Plans.

K-1  Emera Group of Companies (previously filed).

L-1  Appointment of Agent for Service of Process.

M-1  Form of Federal and State Income Tax Allocation Agreement.

N-1  Description of Intermediate Holding Companies (previously filed).

O-1 Memorandum of Understanding with Penobscot Hydro, LLC, dated January 5, 1999 (previously filed).

P-1 Letter from Gay Hartwell Sills, Director, Office of International Investment, Department of the Treasury, to Thomas B. Reems, dated June 6, 2001.

Financial Statements

FS-1 Balance sheet and income statement of Emera consolidated for the year ended
     December 31, 1999 (incorporated by reference to Exhibit G-1).

FS-1.1 Balance sheet and income statement of Emera consolidated for the year ended December 31, 2000.

FS-1.2 Balance sheet and income statement of Emera consolidated for the twelve months ended March 31, 2001.

FS-2 Balance sheet and income statement of BHE consolidated for the year ended
     December 31, 1999 and for the quarters ended March 31, 2000 and June 30, 2000 (incorporated by reference to SEC File No. 001-10922, on Form 10-K for the year-end report filed March 30, 2000 and amended April 28, 2000, and on Forms 10-Q for the quarterly statements filed May 12, 2000 and August 10, 2000, respectively).

FS-3 Balance sheet and income statement of BHE consolidated for the years ended
     December 31, 1998 and December 31, 1997 (incorporated by reference to SEC File No. 001-10922, on Form 10-K for the year end reports filed March 30, 1999 and March 27, 1998, respectively).

FS-3.1 Balance sheet and income statement of BHE consolidated for the years ended December 31, 2000 and the quarter ended March 31, 2001 (incorporated by reference to SEC File No. 001-10922, on Form 10-K for the year end report filed March 27, 2001 and Form 10-Q, SEC File No. 001-10922, for the quarterly statement filed May 15, 2001).

FS-3.2 Balance sheet and income statement of BHE consolidated for the twelve months ended March 31, 2001.

FS-4 Pro-forma financial statements of the combined Emera/BHE system for the twelve months ended March 31, 2001.

FS-5 Financial projections (confidential treatment requested under Rule 104).

FS-6 Credit Ratings of Emera and BHE.

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.

     The Merger neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this Application which is pertinent to the instant Application.

Date:  August 31, 2001     Emera Incorporated
                           Nova Scotia Power Incorporated

                           By: /s/ Richard J. Smith
                           Name:  Richard J. Smith
                           Title:  Corporate Secretary and General Counsel

Date:  August 31, 2001     Emera US Holdings Inc.
                           BHE Holdings Inc.
                           By: /s/ A. Michael Burnell
                           Name:  A. Michael Burnell
                           Title:  Director, President and Secretary
Date:  August 31, 2001     Bangor Hydro-Electric Company
                           By: /s/ Frederick S. Samp
                           Name:  Frederick S. Samp
                           Title:  Vice President - Finance and Law

Date:  August 31, 2001     Bangor Var Co., Inc.
                           By: /s/ Carroll Lee
                           Name:  Carroll Lee
                           Title:  President

                                  Exhibit Index

F-1    Opinion of counsel of Emera.

F-2    Opinion  of counsel of BHE.

I-2    Form of Master Transition Services Agreement.

J-1    Description of Emera Stock-based Employee Benefit Plans.

L-1    Appointment of Agent for Service of Process.

M-1    Form of Federal and State Income Tax Allocation Agreement.

P-1 Letter from Gay Hartwell Sills, Director, Office of International Investment, Department of the Treasury, to Thomas B. Reems, dated June 6, 2001.

FS-1.1 Balance sheet and income statement of Emera consolidated for the year ended December 31, 2000.

FS-1.2 Balance sheet and income statement of Emera consolidated for the twelve months ended March 31, 2001.

FS-3.2 Balance sheet and income statement of BHE consolidated for the twelve months ended March 31, 2001.

FS-4 Pro-forma financial statements of the combined Emera/BHE system for the twelve months ended March 31, 2001.

FS-6   Credit Ratings of Emera and BHE.